Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

MARLEE BUYER, INC.,

MARLEE MERGER SUB, INC.

and

THE DUCKHORN PORTFOLIO, INC.

Dated as of October 6, 2024

Execution Version

Section 8.11.	Jurisdiction; Venue	84
Section 8.13.	Specific Performance	85
Section 8.14.	Debt Financing Matters	86
Section 8.15.	Interpretation	87
Section 8.16.	No Recourse	88

Annexes

Annex I	Form of Voting Agreement
Annex II	Surviving Corporation Certificate of Incorporation
Annex III	Surviving Corporation Bylaws
Annex IV	Company Disclosure Letter
Annex V	Parent Disclosure Letter

Execution Version

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of October 6, 2024 (this “Agreement”), among Marlee Buyer, Inc., a Delaware corporation (“Parent”), Marlee Merger Sub, Inc., a Delaware corporation and wholly-owned Subsidiary of Parent (“Merger Sub”), and The Duckhorn Portfolio, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Company is in the business of marketing, selling, producing (including growing and harvesting grapes and winemaking), bottling and distributing premium wine under the Brand (the “Business”);

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which (i) Merger Sub will be merged with and into the Company, (ii) the separate corporate existence of Merger Sub will thereupon cease and (iii) the Company will continue as the Surviving Corporation (as defined below) and a wholly-owned Subsidiary of Parent (the “Merger” and together with the other transactions contemplated by this Agreement, collectively, the “Contemplated Transactions”);

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Contemplated Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, (iii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Contemplated Transactions upon the terms and subject to the conditions set forth herein and (iv) resolved, subject to the terms of this Agreement, to recommend the adoption of this Agreement by the stockholders of the Company (the “Company Board Recommendation”);

WHEREAS, the Board of Directors of Merger Sub has (i) determined that this Agreement and the Contemplated Transactions are fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, (iii) authorized and approved the execution, delivery and performance by Merger Sub of this Agreement and the consummation of the Contemplated Transactions upon the terms and subject to the conditions set forth herein and (iv) recommended the adoption of this Agreement by the sole stockholder of Merger Sub;

WHEREAS, (i) the Board of Directors of Parent has (a) determined that this Agreement and the Contemplated Transactions are fair to and in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement and the Contemplated Transactions and (c) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the Contemplated Transactions upon the terms and subject to the conditions set forth herein and (ii) Parent, as the sole stockholder of Merger Sub, has adopted this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has (i) entered into the Equity Commitment Letter with the Equity Investors and the Debt Commitment Letter with the Debt Financing Sources, (ii) entered into that certain limited guaranty (the “Guaranty”), dated as of the date hereof with Butterfly II, LP, a Delaware limited partnership, Butterfly II-A, LP, a Delaware limited partnership and Butterfly II-B, LP, a Delaware limited partnership (the “Guarantors”) and (iii) delivered to the Company executed copies of each of the Equity Commitment Letter, the Debt Commitment Letter and the Guaranty;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, the Specified Stockholders, in each of their capacities as stockholders of the Company, have entered into a Voting Agreement with Parent, in the form attached hereto as Annex I (each, a “Voting Agreement”); and

WHEREAS, upon consummation of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Common Shares described in Section 2.1(b) and any Dissenting Shares), will be cancelled and converted into the right to receive the Merger Consideration, upon the terms and subject to the conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company. As a result of the Merger, (a) the separate corporate existence of Merger Sub will cease, and (b) the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 1.2. Effective Time. The Company shall file a certificate of merger that has been duly executed and acknowledged in accordance with, and in such form as required by, the relevant provisions of the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware at the Closing. The Merger shall become effective at the time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such other time as may be mutually agreed to in writing by the parties and set forth in the Certificate of Merger (the time as of which the Merger becomes effective, the “Effective Time”).

Section 1.3. The Closing. Subject to the conditions set forth in Article VI, the closing of the Merger (the “Closing”) will take place (a) at the offices of Ropes & Gray LLP, Three Embarcadero Center, San Francisco, California or by electronic exchange of deliverables as soon as practicable, but in no event later than the second (2nd) Business Day, after the satisfaction or, to the extent permitted by Law, waiver of the conditions set forth in Article VI (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or valid waiver of such conditions at the Closing), or (b) at such other place or on such other date as Parent and the Company may mutually agree (such date, the “Closing Date”); provided that, notwithstanding the satisfaction or valid waiver of the conditions set forth in Article VI, if the Marketing Period has not ended at the time of the satisfaction or valid waiver of such conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or valid waiver of such conditions at the Closing), the Closing shall occur instead on the date following the satisfaction or valid waiver of such conditions that is the earliest to occur of (i) any Business Day during the Marketing Period specified by Parent to the Company on no less than two (2) Business Days’ written notice to the Company and (ii) the third (3rd) Business Day after the final day of the Marketing Period, but subject, in each case, to the satisfaction or valid waiver of the conditions set forth in Article VI at the Closing (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or valid waiver of such conditions at the Closing).

Section 1.4. Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, in each case, as provided under the DGCL and other applicable Law.

Section 1.5. Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time will be amended and restated, as a result of the Merger, in its entirety to read in the form of Annex II, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Annex III, and, as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, in accordance with the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.6. Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Merger Sub immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation, or removal, or until his or her successor is duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

Section 2.1. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following will occur:

(a) Conversion of Shares. Each Common Share issued and outstanding immediately prior to the Effective Time (other than any Common Shares described in Section 2.1(b) and any Dissenting Shares) will be converted into the right to receive $11.10 per Common Share, payable to the holder thereof in cash, without interest (the “Merger Consideration”);

(b) Cancellation of Excluded Shares. Each Common Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly owned Company Subsidiary and each Common Share owned by Parent, Merger Sub or any direct or indirect wholly owned Subsidiary of Parent or Merger Sub immediately prior to the Effective Time will be cancelled and retired without any conversion thereof and no payment or distribution will be made with respect thereto; and

(c) Shares of Merger Sub. Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one (1) share of common stock of the Surviving Corporation.

Section 2.2. Treatment of Equity Awards.

(a) The Company Board (or, if appropriate, a committee administering the Company Equity Plan) has adopted, or, as soon as practicable following the date of this Agreement (and, in any event, prior to the Effective Time), will adopt resolutions and has taken or will take all other actions as may be required to provide the following treatment, subject to the consummation of the Merger and except as otherwise explicitly agreed in writing by the parties hereto or between Parent and the holder of a Company Stock Option, Company RSU and Company PSU, other than awards under the Company ESPP (collectively, “Company Equity Awards”):

(i) Acceleration. Except as set forth in Section 2.2(a)(i) of the Company Disclosure Letter, each Company Stock Option and/or Company RSU, or portion thereof, that is unvested and outstanding at the Effective Time will accelerate vesting by six (6) months, such that (A) any Company Stock Option and/or Company RSU (or portion thereof) ordinarily scheduled to vest within six (6) months following the Effective Time shall vest at the Effective Time and (B) the vesting schedule applicable to any Company Stock Option and/or Company RSU (or portion thereof) ordinarily scheduled to vest more than six (6) months following the Effective Time shall be accelerated by six (6) months;

(ii) Vested Company Options. Each Company Stock Option (or portion thereof) that is vested, outstanding and unexercised immediately prior to the Effective Time, including Company Stock Options accelerated at the Effective Time pursuant to their terms or Section 2.2(a)(i), will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive (without interest), in consideration of the cancellation of such Company Stock Option, an amount in cash (less applicable tax withholdings pursuant to Section 2.6) equal to the product of (x) the total number of Common Shares underlying the Company Stock Option (or vested portion) immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Merger Consideration over the applicable exercise price per Common Share underlying such Company Stock Option;

(iii) Unvested Company Options. Each Company Stock Option (or portion thereof) that is unvested, outstanding and unexercised immediately prior to the Effective Time will, at the Effective Time, be cancelled, and, in exchange therefor, converted into the contingent right of the holder of such cancelled Company Stock Option to receive (without interest), in consideration of the cancellation of such Company Stock Option, an amount in cash (less applicable tax withholdings pursuant to Section 2.6) equal to the product of (x) the total number of Common Shares underlying the Company Stock Option (or unvested portion) immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Merger Consideration over the applicable exercise price per Common Share underlying such Company Stock Option (a “Converted Option Cash Award”). The Converted Option Cash Award shall remain subject to the same vesting schedule applicable to the related Company Stock Option (after taking into account the acceleration described in Section 2.2(a)(i) above), but excluding any terms rendered inoperative by reason of this Section 2.2(a)(ii) or the Contemplated Transactions and for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the Converted Option Cash Award, and the vesting of the Converted Option Cash Award will accelerate in the event the holder’s employment is terminated by the Company without cause;

(iv) Vested Company RSUs and Company PSUs. Each Company Equity Award (or portion thereof), other than a Company Stock Option, that is vested and outstanding immediately prior to the Effective Time but not yet settled immediately prior to the Effective Time, including such Company Equity Awards accelerated at the Effective Time pursuant to their terms or Section 2.2(a)(i), will, at the Effective Time, be cancelled and, in exchange therefor, the holder of such cancelled Company Equity Award will be entitled to receive (without interest) an amount in cash (less applicable tax withholdings pursuant to Section 2.6) equal to the product of (x) the total number of Common Shares subject to (or deliverable under) such Company Equity Award (or vested portion) immediately prior to the Effective Time multiplied by (y) the Merger Consideration;

(v) Unvested Company RSUs. Each Company RSU that is unvested and outstanding immediately prior to the Effective Time will, at the Effective Time, be cancelled, and, in exchange therefor, converted into the contingent right of the holder of such cancelled Company RSU to receive (without interest) an amount in cash (less applicable tax withholdings pursuant to Section 2.6) equal to the product of (x) the total number of Common Shares subject to (or deliverable under) such Company RSU immediately prior to the Effective Time multiplied by (y) the Merger Consideration (a “Converted Stock Unit Cash Award”). The Converted Stock Unit Cash Award shall remain subject to the same vesting schedule applicable to the related Company RSU (after taking into account the acceleration described in Section 2.2(a)(i) above), but excluding any terms rendered inoperative by reason of this Section 2.2(a)(iv) or the Contemplated Transactions and for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the Converted Stock Unit Cash Award, and the vesting of the Converted Stock Unit Cash Award will accelerate in the event the holder’s employment is terminated by the Company without cause; and

(vi) Payments to Holders of Company Equity Awards. Subject to Section 2.6, Parent will cause the Surviving Corporation to make all payments to former holders of Company Equity Awards required under this Section 2.2 as promptly as practicable after the Effective Time or, if later, the applicable vesting date of the converted cash award, and in any event, no later than seven (7) Business Days after the Effective Time or, if later, the applicable vesting date of the converted cash award. Notwithstanding anything herein to the contrary, (i) with respect to any Company Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Equity Plan that will not trigger a Tax or penalty under Section 409A of the Code and (ii) with respect to Company Equity Awards held by individuals subject to Taxes imposed by the Laws of a country other than the United States, the parties hereto shall cooperate in good faith prior to the Effective Time to minimize the Tax impact of the provisions set forth in this Section 2.2.

(b) Termination of Company Equity Plan. The Company Board (or, if appropriate, a committee administering the Company Equity Plan) will, prior to the Effective Time, adopt resolutions or take all other actions as may be required to (i) terminate the Company Equity Plan effective as of Effective Time (but subject to the consummation of the Merger) and (ii) ensure that from and after the Effective Time, neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock, other capital stock of the Company, or other compensation of any kind (other than amounts required to be paid pursuant to Section 2.2(a)) to any Person pursuant to or in settlement of the Company Equity Awards.

(c) Treatment of Company ESPP. With respect to the Company ESPP, as soon as practicable following the date of this Agreement, the Company Board (or, if appropriate, the committee administering the Company ESPP) will adopt resolutions and take all other actions as may be required to provide that (i) no new participants will commence participation in the Company ESPP after the date of this Agreement; (ii) no current Company ESPP participant will be allowed to increase their payroll contribution rate or purchase elections from those in effect as of the date of this Agreement or make separate non-payroll contributions on or following the date of this Agreement; and (iii) no new Offering Period (as defined in the Company ESPP) will commence or be extended pursuant to the Company ESPP after the date of this Agreement. If the Effective Time is expected to occur prior to the end of the current Offering Period, the Company will take action to provide for the final Exercise Date, including for purposes of determining the Purchase Price (each, as defined in the Company ESPP) for the current Offering Period (such earlier date, the “Early ESPP Exercise Date”), and each Company ESPP participant’s accumulated contributions under the Company ESPP shall be used to purchase whole shares of Company Common Stock in accordance with the terms of the Company ESPP as of the Early ESPP Exercise Date. The Early ESPP Exercise Date will be as close to the Effective Time as is administratively practicable. As promptly as practicable following the purchase of shares of Company Common Stock in accordance with the foregoing, the Company shall return to each participant the funds, if any, that remain in such participant’s account after such purchase. The Company Board (or, if appropriate, the committee administering the Company ESPP) will adopt resolutions and take all other actions as may be required to terminate the Company ESPP no later than immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger).

Section 2.3. Dissenting Shares.

(a) Notwithstanding anything in this Agreement to the contrary, other than as provided in Section 2.3(b), any Shares of the Company that are outstanding immediately prior to the Effective Time and that are held by stockholders who have not voted in favor of the Merger and who have demanded, properly in writing, appraisal for such Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) will not be converted into, or represent the right to receive, the Merger Consideration unless and until such stockholder of the Company has effectively withdrawn or lost (through failure to perfect or otherwise) such stockholder’s right to appraisal. At the Effective Time, all Dissenting Shares will no longer be outstanding and automatically will be cancelled and will cease to exist, and, except as otherwise provided by applicable Laws, each holder of Dissenting Shares will cease to have any rights with respect to the Dissenting Shares, other than such rights as are granted under such Section 262. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who have failed to perfect or who have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.1(a), of such Shares.

(b) The Company will give Parent prompt notice and copies of any written demands for appraisal received by the Company, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company. The Company will not, except with the prior written consent of Parent (which consent may not be unreasonably withheld, conditioned, or delayed) or as otherwise required by applicable Law, make any payment with respect to any such demands or offer to settle or settle any such demands.

Section 2.4. Surrender of Common Shares.

(a) At or prior to the Effective Time, Parent will deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company (the “Paying Agent”) cash in an amount sufficient to pay the aggregate Merger Consideration, and Parent will cause the Paying Agent to timely make all payments contemplated in Section 2.4(b). Such cash may be invested by the Paying Agent as directed by Parent; provided that (i) such investments must be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) no such investment will relieve Parent, Merger Sub, or the Paying Agent from making the payments required by this Article II and (iii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs. No loss incurred with respect to such investments will decrease the amounts payable pursuant to this

Agreement. In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Merger Consideration, Parent will promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make all such payment pursuant to Section 2.4(b). The aggregate Merger Consideration as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 2.4(b), except as expressly provided for in this Agreement. Any portion of the cash delivered to the Paying Agent in respect of any Dissenting Shares will be returned to Parent, upon demand.

(b) As promptly as practicable after the Effective Time (and in any event within two (2) Business Days thereafter), Parent will cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding Shares of the Company which were converted pursuant to Section 2.1 into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form (which will (x) specify that delivery will be effected, and risk of loss and title to the Certificate will pass, only upon delivery of such Certificate to the Paying Agent and (y) contain such other provisions as are customary and reasonably acceptable to Parent and the Company) and (ii) instructions for effecting the surrender of the Certificate in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed, the holder of such Certificate will be entitled to receive in exchange therefor Merger Consideration for each Share of the Company formerly represented by such Certificate (less applicable tax withholdings pursuant to Section 2.6), and the Certificate so surrendered will be cancelled. Until surrendered as contemplated by this Section 2.4(b), each Certificate will be deemed, at any time after the Effective Time, to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation; provided that, notwithstanding the foregoing, in the event of a transfer of ownership of Shares of the Company that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Shares of the Company may be made to a Person other than the Person in whose name the Certificates so surrendered are registered if such Certificates are properly endorsed or otherwise are in proper form for transfer and the Person requesting such payment pays any transfer or other Taxes required by reason of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.

(c) A holder of record of book-entry Shares of the Company (“Book-Entry Shares”) that immediately prior to the Effective Time represented outstanding Shares of the Company which were converted pursuant to Section 2.1 into the right to receive Merger Consideration will, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive in exchange for such Book-Entry Shares, Merger Consideration for each Share of the Company formerly represented by such Book-Entry Share (less applicable tax withholdings pursuant to Section 2.6), and such Book-Entry Share will be canceled. Payment of the Merger Consideration with respect to Book-Entry Shares will only be made to the Person in whose name such Book-Entry Shares are registered; provided that notwithstanding the foregoing, in the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment of the Merger Consideration in respect of the applicable Shares may be made to a Person other than the Person in whose name the Certificates so surrendered are registered if such Certificates are properly endorsed or otherwise are in proper form for transfer and the Person requesting such payment pays any transfer or other Taxes required by reason of the Merger Consideration in respect thereof or establish to the reasonable satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable. Until such “agent’s message” (or such other evidence) is received, each Book-Entry Share will be deemed, at any time after the Effective Time, to represent only the right to receive the Merger Consideration and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation.

(d) At any time following the date that is twelve (12) months after the Effective Time, Parent may require the Paying Agent to deliver to Parent any funds (including any interest received with respect thereto) that have been delivered to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) with respect to the Merger Consideration payable upon surrender of a Certificate or Book-Entry Share. The Surviving Corporation will pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares of the Company for the Merger Consideration.

(e) From and after the Effective Time, the stock transfer books of the Company will be closed, and no subsequent transfers of Shares of the Company that were issued prior to the Effective Time will be registered. After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged for the consideration provided for, and in accordance with the procedures set forth in, this Article II.

(f) In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of loss to the Paying Agent, Parent will cause the Paying Agent to deliver as consideration for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares of the Company represented by such Certificate, subject to such holder’s compliance with the exchange procedures set forth in Section 2.4(b) (other than the surrender of a Certificate).

Section 2.5. Section 16 Matters. Prior to the Effective Time, the Company Board will take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Common Shares and Company Equity Awards in the Contemplated Transactions.

Section 2.6. Withholding. The Paying Agent, Parent, the Company, Merger Sub and the Surviving Corporation shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under applicable Law. To the extent that any amounts are so deducted and withheld, such amounts shall be timely paid over to the appropriate Governmental Body and treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Any compensatory amounts payable pursuant to or as contemplated by this Agreement subject to compensatory withholding, including pursuant to Section 2.2, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) Company SEC Documents (excluding any disclosures in “risk factors” or otherwise relating to “forward-looking statements” to the extent that they are cautionary, predictive or forward-looking in nature) publicly filed with the SEC on or after September 28, 2022 and no fewer than two (2) Business Days prior to the date of this Agreement, it being understood that any matter disclosed in the Company SEC Documents shall not be deemed disclosed for purposes of Section 3.1, Section 3.2, Section 3.3, Section 3.9(a), Section 3.24 and Section 3.27, or (b) the confidential disclosure letter delivered by the Company to Parent and Merger Sub prior to the execution and delivery of this Agreement, attached hereto as Annex IV (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1. Organization and Corporate Power. Each of the Company and each Company Subsidiary is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate or other entity power and authority to carry on its business as presently conducted, except (other than with respect to the Company’s due organization and valid existence) as would not have a Company Material Adverse Effect. Each of the Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties and assets makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not have a Company Material Adverse Effect. True and complete copies of the certificate of incorporation and bylaws of the Company (the “Company Organizational Documents”) have been heretofore made available to Parent and Merger Sub. The Company is not in violation of the Company Organizational Documents.

Section 3.2. Authorization; Valid and Binding Agreement. The Company has all necessary corporate authority to enter into, execute and deliver this Agreement, to perform its obligations hereunder and, subject to the approval of this Agreement by the holders of Common Shares to the extent required by applicable Law, to consummate the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger have been duly and validly authorized by all necessary corporate action, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the Merger (other than approval of this Agreement by the holders of at least a majority of the outstanding Common Shares entitled to vote thereon (the “Company Requisite Vote”), and the filing and recordation of appropriate merger documents as required by the DGCL). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) (collectively, the

“Enforceability Exceptions”). The Company Board (at a meeting or meetings duly called and held) has unanimously approved the Company Board Recommendation. Such actions are valid and have not been amended or withdrawn.

Section 3.3. Capital Stock.

(a) The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Common Stock and (ii) 100,000,000 shares of Company Preferred Stock.

(b) As of October 4, 2024 (the “Measurement Date”), (i) 147,200,572 Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) an aggregate of 14,003,560 Common Shares were reserved for issuance under the Company Equity Plan, of which 2,450,964 Common Shares are subject to outstanding Company Stock Options, 896,627 Common Shares are subject to outstanding Company RSUs, and 177,095 Common Shares are subject to outstanding Company PSUs with performance conditions deemed achieved in full, (iv) 1,171,941 Common Shares are reserved for issuance under the ESPP, and (v) no Common Shares were held in the treasury of the Company. All issued and outstanding Common Shares are validly issued, fully paid, nonassessable and free of any preemptive rights.

(c) Section 3.3(c) of the Company Disclosure Letter sets forth a true and complete list, as of the Measurement Date, of outstanding Company Equity Awards and the number of the Common Shares reserved for issuance pursuant to the Company ESPP, including, with respect to each Company Equity Award (i) the number of the Common Shares subject thereto, (ii) the name of the holder thereof, (iii) the date on which such Company Equity Award was granted or issued, (iv) the exercise price (if any) and (v) the applicable vesting schedule. The Company has granted no Company Equity Awards between the Measurement Date and the date of this Agreement. Each Company Equity Award was granted in material compliance with all applicable Laws and all of the material terms and conditions of the Company Equity Plan under which it was granted.

(d) Except as disclosed in this Section 3.3(d) or set forth in Section 3.3(a) of the Company Disclosure Letter, the Company has no outstanding (i) shares of capital stock or other equity or equity-based interests or voting securities, (ii) securities convertible or exchangeable, directly or indirectly, into capital stock or other equity interests of the Company, (iii) options, warrants, purchase rights, subscription rights, preemptive rights, anti-dilutive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts or rights that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of the Company, (iv) stock appreciation, phantom stock, restricted shares, restricted stock units, profit participation or similar equity or equity-based rights with respect to the Company that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock of, or any other securities or ownership interests in, the Company or any of the Company Subsidiaries, or (v) bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which the Company’s stockholders may vote (the items in clauses (i) through (v), the “Company Securities”).

(e) Other than the Voting Agreements, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party relating to the voting or disposition of any securities of the Company or granting to any Person or group of Persons the right to have their securities of the Company registered under the Securities Act or the right to elect, or to designate or nominate for election, a director to the Company Board or the board of directors (or similar governing body) of any Company Subsidiary.

Section 3.4. Subsidiaries. Section 3.4 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of each Company Subsidiary that is significant under Regulation S-X Rule 1-02(w) (each, a “Significant Subsidiary”), and for each such Significant Subsidiary, its jurisdiction of organization and the ownership interest of the Company in each Significant Subsidiary. Each Company Subsidiary is a corporation or other entity validly existing under the Laws of the jurisdiction of its incorporation or organization. All of the outstanding shares of capital stock or equivalent equity interests of each Company Subsidiary is owned of record and beneficially, directly or indirectly, by the Company free and clear of all material Liens (other than restrictions on transfer under applicable securities Laws). No Company Subsidiary has any (a) securities convertible or exchangeable, directly or indirectly, into capital stock or other equity interests of such Company Subsidiary not owned by the Company, (b) options, warrants, purchase rights, subscription rights, preemptive rights, anti-dilutive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts or rights that require such Company Subsidiary to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of such Company Subsidiary, or (c) stock appreciation, phantom stock, restricted shares, restricted stock units, profit participation or similar equity or equity-based rights with respect to such Company Subsidiary that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of any capital stock of, or any other securities or ownership interests in, such Company Subsidiaries. Each Company Subsidiary has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not have a Company Material Adverse Effect. True and complete copies of the organizational documents of each Significant Subsidiary have been made available to Parent and Merger Sub. Each Significant Subsidiary is not in violation of its organizational documents. Except with respect to the Company Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

Section 3.5. No Breach. Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Merger will (a) conflict with or violate the Company Organizational Documents, (b) assuming all consents, approvals, authorizations and other actions described in Section 3.6 have been obtained, and all filings and obligations described in Section 3.6 have been made, conflict with or violate any Law, order, judgment or decree to which the Company, the Company Subsidiaries or any of their properties or assets is subject, except any conflicts, violations, breaches, defaults or other occurrences which would not have a Company Material Adverse Effect, or (c) conflict with or result in any material breach of, constitute (with or without notice of or lapse of time or both) a material default under, result in a material violation of, give rise to a right of termination, modification, cancellation or acceleration under any Company Material Contract or Company Lease, or result in the creation of any Lien upon the properties or assets of the Company or any of the Company Subsidiaries, except in the case of each of clauses (b) and (c) above, any conflicts, breaches, defaults, violations, terminations, cancellations or accelerations that would not have a Company Material Adverse Effect.

Section 3.6. Consents. Except for (a) the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and antitrust and competition Laws of other jurisdictions, (b) applicable requirements of the Exchange Act, (c) any filings required by the New York Stock Exchange (the “NYSE”), (d) the filing of the Certificate of Merger, (e) any filings as may be required by Alcoholic Beverage Authorities, and (f) any filings with the relevant authorities of states in which the Company or any of the Company Subsidiaries are qualified to do business, the Company is not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by any of the Company or the Company Subsidiaries in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions or the failure of which to obtain would not have a Company Material Adverse Effect.

Section 3.7. SEC Reports; Disclosure Controls and Procedures.

(a) The Company has timely filed all forms, reports and other documents (including exhibits and all other information incorporated herein) with the SEC required to be filed by the Company under the Exchange Act (such forms, reports or documents, the “Company SEC Documents”) since the Balance Sheet Date. No Company Subsidiary is required to file any form, report, registration statement, proxy statement or other document with, or make any other filing with or furnish any other material to, the SEC. As of their respective filing dates (or, if amended, supplemented or superseded by a filing prior to the date of this Agreement, then on the date of such amendment, supplement or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, as in effect on the date so filed, and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, (x) neither the Company nor any Company Subsidiary has received any written notice from the SEC or other Governmental Body that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and (y) to the Knowledge of the Company, there is not any investigation or review being conducted by the SEC or any other Governmental Body of any Company SEC Documents (including the financial statements included therein). No Company Subsidiary is required to file any forms, reports or other documents with the SEC.

(b) The financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP, applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and (iii) fairly presented in all material respects the consolidated financial position of the Company and the consolidated Company Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and the consolidated Company Subsidiaries for the periods covered thereby (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments not material in amount). Neither the Company nor any Company Subsidiary is a party to any securitization transaction, off-balance sheet partnership or any similar Contract, where the result or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s published financial statements or other Company SEC Documents.

(c) The Company has designed and maintains, and at all times since the Reference Date has maintained, a system of internal control over financial reporting (as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a–15(e) and 15d–15(e) of the Exchange Act) to provide reasonable assurance that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has disclosed, based on its most recent evaluation of its disclosure controls and procedures and internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Since the Balance Sheet Date, any material change in internal control over financial reporting required to be disclosed in any Company SEC Document has been so disclosed.

(d) Since the Balance Sheet Date, neither the Company nor any of the Company Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or Representative of the Company or any of the Company Subsidiaries has received a material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices.

(e) To the Knowledge of the Company, as of the date hereof, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Company Subsidiaries or (iii) any claim or allegation regarding any of the foregoing.

Section 3.8. No Undisclosed Liabilities. Except (a) as and to the extent disclosed or reserved in the financial statements of the Company as of the Balance Sheet Date that is included in the Company SEC Documents since July 31, 2022, (b) as incurred after the date thereof in the ordinary course of business, (c) incurred in connection with this Agreement or the Contemplated Transactions or (d) as set forth in Section 3.8 of the Company Disclosure Letter, the Company, together with the Company Subsidiaries, does not have any material liabilities or obligations of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due, in each case required by GAAP to be reflected or reserved against in the consolidated balance sheet of the Company and the Company Subsidiaries (or disclosed in the notes to such balance sheet).

Section 3.9. Absence of Certain Developments.

(a) From the Balance Sheet Date to the date of this Agreement, the Company has not experienced a Company Material Adverse Effect.

(b) Except in connection with the Contemplated Transactions, from the Balance Sheet Date to the date of this Agreement, the Company has carried on and operated its business in all material respects in the ordinary course of business, and neither the Company nor the Company Subsidiaries has taken, committed or agreed to take any actions that would have been prohibited by Section 5.1(b) (other than Section 5.1(b)(ii)-(iv) and (vi)) if such covenants had been in effect as of the Balance Sheet Date.

Section 3.10. Compliance with Laws.

(a) Except as would not have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and have been since the Reference Date, in compliance with all Laws applicable to them, any of their properties or other assets or any of their business or operations.

(b) Except as would not have a Company Material Adverse Effect, since the Reference Date, (i) neither the Company nor any of the Company Subsidiaries has received any written (or, to the Company’s Knowledge, oral) notice from any Governmental Body, including any Alcoholic Beverage Authorities, that alleges (A) any violation of any applicable Law or (B) any fine, assessment or cease and desist order, or the suspension, revocation or restriction of any Company Permit, and (ii) neither the Company nor any of the Company Subsidiaries has entered into any agreement or settlement with any Governmental Body with respect to its alleged violation of any applicable Law.

(c) Since the Reference Date, the Company and each of the Company Subsidiaries have timely filed all material reports, schedules, statements, documents, filings, submissions, forms, registrations, applications, renewals and other documents, together with any amendments required to be made with respect thereto, that each was required to file with any Governmental Body or related to any Company Permit and have timely paid all fees and assessments due and payable in connection therewith.

(d) The Company and each of its officers and directors are in material compliance with, and have complied in all material respects with (i) all Alcohol Laws, (ii) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (“Sarbanes-Oxley”) or the Exchange Act and (iii) the applicable listing and corporate governance rules and regulations of NYSE.

Section 3.11. Real Property.

(a) Section 3.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all Owned Real Property, the corresponding street addresses and tax parcel numbers pertaining to each such Owned Real Property. The Company or a Company Subsidiary has good, valid and marketable fee simple title to all Owned Real Property free and clear of all Liens (other than Permitted Liens). There are no leases, subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, options, rights of first offer or first refusal, or other contracts granting to any Person the right to use, occupy or purchase the Owned Real Property or any portion thereof or interest therein. Since the Reference Date, the Company and Company Subsidiaries have not received any written notice from any Governmental Body that: (i) alleges material violations of the Permits or of building, zoning, safety or fire ordinances or regulations or any other Law applicable to the Owned Real Property; or (ii) claims any material defect or deficiency with respect to any Owned Real Property; and there are currently no such material violations, defects or deficiencies currently in existence. All easements, cross easements, licenses, air rights, rights-of-way and other similar property interests, if any, recorded against the Owned Real Property are in full force and effect without default thereunder. Since the Reference Date, the Company has not received any written notice from any association, declarant or easement holder requiring the correction of any condition with respect to the Owned Real Property, or any part thereof, by reason of a material violation of any restrictions or covenants recorded against the Owned Real Property which remains outstanding or unremedied, and there are currently no such material violations currently in existence. The Company and Company Subsidiaries are not parties to any agreement or option to purchase any real property or interest therein. The Owned Real Property listed on Section 3.11(a) of the Company Disclosure Letter and the Leased Real Property comprise all of the material Real Property used in, or otherwise related to, the Business.

(b) Except as would not be material to the applicable Owned Real Property, all of the improvements existing on the Owned Real Property as of the date hereof lie wholly within the boundaries of such Owned Real Property, and no improvement on any adjoining property encroaches upon the Owned Real Property, and no easement or other encumbrance upon the Owned Real Property encroaches upon any such improvements.

(c) Section 3.11(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all the real property leased by the Company or the Company Subsidiaries as of the date of this Agreement (the “Leased Real Property”) and the corresponding street addresses pertaining to each such Leased Real Property. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any Person (other than the Company or the Company Subsidiaries) the right to use or occupy the Leased Real

Property, and, no other Person (other than the Company and the Company Subsidiaries) is in possession of the Leased Real Property. The leases for the Leased Real Property (collectively, the “Company Leases”) are in full force and effect. True and complete copies of all Company Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) have been made available to Parent. Each of the Company Leases is valid, binding and enforceable on the Company or one of the Company Subsidiaries that is a party to such Company Lease and, to the Company’s Knowledge, the other parties thereto, subject to the Enforceability Exceptions, and the Company or one of the Company Subsidiaries has performed all material obligations required to be performed by it to date under each such Company Lease. Neither the Company nor any of the Company Subsidiaries nor, any other party to the Company Leases is in breach or default in any material respect under any of such Company Leases, nor has the Company or any of the Company Subsidiaries given or received written notice of termination, cancellation, breach, or default under any such Company Lease, which breach or default has not been cured and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default under any Company Lease. There are no agreements or arrangements, written or oral, granting to any Person the right of first refusal to purchase or first opportunity to purchase, or use or occupy, any Leased Real Property, or any portion thereof. The Company and Company Subsidiaries have not collaterally assigned or granted any other security interest in any Company Lease or any interest therein.

(d) The Company and the Company Subsidiaries hold good and valid interests in all easements, cross easements, rights-of-way, riparian or water rights, air rights, agricultural rights, surface rights and other similar property interests which are required for the operation of the Business. All buildings, structures, improvements, and fixtures located on the Real Property are in a state of good operating condition and repair (normal wear and tear excepted) and are sufficient for the continued conduct and operation of the Business. There is no condemnation, expropriation or other proceeding in eminent domain pending or, to the Knowledge of the Company, threatened, affecting any Real Property or any portion thereof or interest therein.

Section 3.12. Tax Matters.

(a) Except as would not have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have timely filed (including applicable extensions) all Tax Returns required to be filed by them, (ii) all such Tax Returns filed by or with respect to the Company and the Company Subsidiaries are true, complete and correct and (iii) the Company and the Company Subsidiaries have timely paid all Taxes due and payable by or with respect to any of them (whether or not shown on a Tax Return).

(b) Except as would not have a Company Material Adverse Effect, (i) there are no Liens for Taxes (other than Permitted Liens) upon any of the assets of the Company or any of the Company Subsidiaries and (ii) the Company and the Company Subsidiaries have deducted or withheld and paid all Taxes required to have been deducted or withheld and paid, and complied in all respects with all applicable laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other Person.

(c) Neither the Company nor any of the Company Subsidiaries has been a party to, or participated in, any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4 (or any similar provision of state, local or non-U.S. Law).

(d) In the last two (2) years, neither the Company nor any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution purported or intended to qualify in whole or in part for tax-free treatment under Section 355 or 361 of the Code (or any similar provision of state, local or non-U.S. Law).

(e) Except as would not have a Company Material Adverse Effect, (i) no U.S., federal, state, local or non-U.S. audits, Actions, claims, examinations, administrative proceedings or other similar proceedings relating to Taxes are pending, threatened in writing or being conducted with respect to the Company or any of the Company Subsidiaries, and (ii) no Governmental Body has asserted in writing any deficiency or claim with respect to Taxes or any adjustment to Taxes against the Company or any of the Company Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open and that has not been finally settled.

(f) Except as would not have a Company Material Adverse Effect, there has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any Tax of the Company or any of the Company Subsidiaries that is currently in force, and no such waiver is pending or has been requested.

(g) Except as would not have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries (i) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is or was the Company or any Company Subsidiary), (ii) is a party to, bound by, or obligated under any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement that is solely between or among the Company and/or any of the Company Subsidiaries, or (y) customary provisions in commercial arrangements entered into in the ordinary course of business the primary purpose of which arrangement is not related to Taxes), (iii) has any liability for the Taxes of any Person (other than the Company or any of the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor, or (iv) has entered into a closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of state, local or non-U.S. Law.

Section 3.13. Contracts and Commitments.

(a) Section 3.13(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a correct and complete list of the following contracts to which the Company or the Company Subsidiaries is a party or by which any of their respective assets or properties are bound (such contracts as are required to be set forth in Section 3.13(a) of the Company Disclosure Letter, including (i) any purchase orders, service orders, statements of work, invoices and similar documents (which need not be scheduled on Section 3.13(a) of the Company Disclosure Letter), (ii) exhibits to any Company SEC Documents and (iii) each Real Property listed in Section 3.11 of the Company Disclosure Letter, but excluding each Company Plan, is referred to herein as a “Company Material Contract”):

(i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company or any of the Company Subsidiaries that was required to be, but has not been, filed with the SEC with the Company’s Annual Report on Form 10-K for the year ended July 31, 2023 or any Company SEC Documents filed after the date of filing of such Form 10-K until the date of this Agreement;

(ii) Contract that relates to the acquisition or disposition of any business, a material amount of stock (or other ownership interests) or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);

(iii) Contract for (A) the sale or purchase of personal property having a value individually, with respect to all sales or purchases thereunder, in excess of $2,000,000, other than agreements with respect to the sale of inventory entered into in the ordinary course of business and (B) the lease of personal property under which the aggregate annual rental payments exceed $2,000,000;

(iv) Contract establishing any joint venture, partnership, or collaboration, in each case, that contemplates payments in excess of $2,000,000 in any calendar year or which is otherwise material to the Company and the Company Subsidiaries, taken as a whole;

(v) Contract (A) prohibiting or materially limiting the right of the Company or any of the Company Subsidiaries to compete in any line of business or to conduct business with any Person or in any geographical area, (B) obligating the Company or any of the Company Subsidiaries to purchase or otherwise obtain any material product or service exclusively from a single party, to purchase a specified minimum amount of goods or services, or sell any material product or service exclusively to a single party, (C) requiring the Company or any of the Company Subsidiaries to conduct business on a “most favored nations” basis with any third party or (D) under which any Person has been granted the right to manufacture, sell, market or distribute any Product on an exclusive basis to any Person or group of Persons or in any geographical area;

(vi) Contract in respect of Indebtedness of $5,000,000 or more, other than intercompany loans or investments solely among the Company and the Company Subsidiaries;

(vii) Contract (other than a Company Plan) between the Company, on the one hand, and any Affiliate of the Company (other than a Company Subsidiary), on the other hand (each, an “Affiliate Contract”);

(viii) Contract relating to the voting or registration of any securities or any stockholders’ or investor rights, tax receivables or similar or related Contract with respect to any securities of the Company or any of the Company Subsidiaries;

(ix) Contract containing a right of first refusal, right of first negotiation or right of first offer, option or other similar rights with respect to any equity interests or assets that have a fair market value or purchase price of more than $2,000,000 in favor of a party other than the Company or the Company Subsidiaries;

(x) Contract of the Company or any of the Company Subsidiaries relating to the settlement or conciliation of any Action with any Governmental Body or that provides for any continuing material obligations on the part of the Company or any of the Company Subsidiaries;

(xi) Contract of the Company or any of the Company Subsidiaries that prohibits, limits or restricts the payment of dividends or distributions in respect of the capital stock of the Company or any of the Company Subsidiaries or otherwise prohibits, limits or restricts the pledging of capital stock of the Company or any of the Company Subsidiaries or prohibits, limits or restricts the issuance of guarantees by the Company or any of the Company Subsidiaries other than the Company Equity Plan or any Contracts evidencing awards granted under the Company Equity Plan;

(xii) Contract with any Material Supplier;

(xiii) Contract with any Material Customer;

(xiv) Contract with any Governmental Body, other than any Permits;

(xv) except with respect to the Contracts contemplated by Section 3.13(a)(xiii), any Contract under which the Company or any Company Subsidiary purchases grapes for use in the Business or sells grapes from its vineyard, in each case, involving payments of more than $1,000,000, taken together with all other Contracts with the same counterparty, for the fiscal year ended July 31, 2024;

(xvi) Contract under which the Company or any Company Subsidiary provides or receives vineyard management services or farm labor contractor services;

(xvii) Contract relating to agency, dealer, sales representative, broker or marketing arrangements, in each case, involving payments of more than $500,000 per annum;

(xviii) collective bargaining agreement or similar Contract with a Union (each, a “Labor Agreement”); or

(xix) Contract to enter into any of the foregoing.

(b) The Company has made available to Parent and Merger Sub a true and correct copy of all written Company Material Contracts, together with all amendments, waivers or other changes thereto, and a correct and complete written summary setting forth the terms and conditions of each oral Company Material Contract.

(c) (i) Except as would not have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries (A) is, or has sent or received written notice that any other party to any Company Material Contract is, in violation or breach of or default (with or without notice or lapse of time or both) under or (B) has waived or failed to enforce any rights or benefits under any Company Material Contract to which it is a party or any of its properties or other assets is subject, (ii) there has occurred no event giving to others any right of termination, amendment or cancellation of (with or without notice or lapse of time or both) any such Company Material Contract and (iii) each such Company Material Contract is in full force and effect and is a legal, valid and binding agreement of, and enforceable against, the Company or any of the Company Subsidiaries, and, to the Knowledge of the Company, each other party thereto. As of the date of this Agreement, no party to any Company Material Contract has given any written notice of termination, cancellation, non-renewal or breach of, or dispute with respect to, any Company Material Contract or that it intends to seek to terminate, cancel or fail to renew any Company Material Contract (whether as a result of the Contemplated Transactions or otherwise).

Section 3.14. Intellectual Property.

(a) Section 3.14(c) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a list of all material (i) Patents, (ii) Trademarks and (iii) Copyrights, in each instance, that are owned or purported to be owned by the Company or any of the Company Subsidiaries and that are registered with a Governmental Body as of the date of this Agreement, or with respect to which the Company or any of the Company Subsidiaries has filed an application for registration pending as of the date of this Agreement, except for any such Patents, Trademarks, or Copyrights that have been abandoned by the Company or any of the Company Subsidiaries as of the date of this Agreement in the normal course of business or for which registration has expired (collectively, together with the domain names required to be set forth on Section 3.14(c) of the Company Disclosure Letter, “Company Registered Intellectual Property”), indicating for each such item in (i), (ii) and (iii), as applicable and as of the date of this Agreement, the name of the current legal owner(s), the jurisdiction of application/registration, the application/registration number and the filing/issuance date. Section 3.14(c) of the Company Disclosure Letter also sets forth, as of the date of this Agreement, a list of all material internet domain names with respect to which the Company or any of the Company Subsidiaries are the registrant.

(b) The Company or the applicable Company Subsidiary (i) has made all necessary filings and paid all necessary registration, maintenance, renewal and other fees required for maintaining all material Company Registered Intellectual Property and (ii) is the exclusive or joint owner (as indicated in Section 3.14(c) of the Company Disclosure Letter) of all rights, title and interests in the Company Registered Intellectual Property, free and clear of all Liens (except for Permitted Liens, rights, title or interests granted under the IP Contracts, and Liens set forth in Section 3.14(b) of the Company Disclosure Letter).

(c) The Company and the Company Subsidiaries possess legally sufficient and enforceable rights to use all Intellectual Property (other than the Company Registered Intellectual Property) that is used in connection with the conduct of the Company’s and any of the Company Subsidiaries’ businesses as of the date of this Agreement and is material thereto; provided, however, that the foregoing will not be interpreted as a representation of non-infringement of third-party Intellectual Property, which is dealt with exclusively in Section 3.14(d) below.

(d) To the Knowledge of the Company, since the Reference Date, neither the conduct of the Company’s business nor the conduct of any of the Company Subsidiaries’ businesses has misappropriated, infringed, diluted or otherwise violated the Intellectual Property of any Person in any material respect. Since the Reference Date, neither the Company nor any of the Company Subsidiaries has received any written notice from any Person claiming that the conduct of the Company’s business or the conduct of any of the Company Subsidiaries’ businesses misappropriated, infringed, diluted or otherwise violated the Intellectual Property of such Person.

(e) Since the Reference Date, (i) to the Knowledge of the Company, no Person has misappropriated, infringed, diluted or otherwise violated any Owned Intellectual Property or Exclusive Intellectual Property in any material respect, (ii) no written claims are pending or, to the Knowledge of the Company, threatened, against any Person claiming the foregoing and (iii) no written claims are pending or, to the Knowledge of the Company, threatened, against the Company or any of the Company Subsidiaries (A) challenging or questioning the Company’s or the Company Subsidiaries’ ownership of any Owned Intellectual Property or (B) challenging or questioning the validity or enforceability of any Owned Intellectual Property or Exclusive Intellectual Property.

(f) Section 3.14(f) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of all IP Contracts to which the Company or any of the Company Subsidiaries is a party. To the Knowledge of the Company neither the Company nor the Company Subsidiaries are in default of any such IP Contracts in any material respect. Except as set forth on Section 3.14(f) of the Company Disclosure Letter, the consummation of the Contemplated Transactions will not by itself afford any other party to IP Contracts to which the Company or any of the Company Subsidiaries is a party the right to terminate any such IP Contracts.

(g) To the Knowledge of the Company, each current and former employee of the Company or any of the Company Subsidiaries, each current and former independent contractor of the Company or any of the Company Subsidiaries and any other third parties with access to any confidential information of the Company or any of the Company Subsidiaries that is material to the Company is subject to a written agreement requiring them to maintain the confidentiality of such information. The Company and the Company Subsidiaries have taken commercially reasonable steps to prevent the unauthorized disclosure or use of its and their material Trade Secrets.

(h) The Company or the Company Subsidiaries owns or otherwise has the legal right to use all IT Systems, and such IT Systems are sufficient for the needs of the Company’s and the Company Subsidiaries’ businesses as of the date of this Agreement. The Company has implemented and maintains commercially reasonable security, disaster recovery, and business continuity plans and procedures designed to provide substantially continuous monitoring and alerting of material operational problems or issues with the IT Systems in the possession or operational control of the Company, except where the failure to implement and maintain such plans, procedures, or facilities would not be material to the business of the Company and the Company Subsidiaries. Since the Reference Date, with respect to any of the IT Systems, except as would not be material to the Company’s and the Company Subsidiaries’ business, there has not been any unauthorized access or use, or failure that has not been remedied or replaced.

(i) Since the Reference Date, the Company and each of the Company Subsidiaries (i) has been in material compliance with all Data Security Requirements; and (ii) has taken commercially reasonable steps consistent with standard industry practice to protect (A) the confidentiality, integrity, availability, and security of its IT Systems that are involved in the Processing of Personal Information, in the conduct of the Company’s and any of the Company Subsidiaries’ businesses as of the date of this Agreement; and (B) Personal Information Processed by the Company or such Company Subsidiary from unauthorized use, access, disclosure, theft, and modification, except in each case as would not be material to the Company’s or the Company Subsidiaries’ businesses. Except as would not be material to the Company’s or any of the Company Subsidiaries’ businesses (x) there are no, and since the Reference Date there have been no, pending Actions by or before any Governmental Body and (y) no fines or other penalties have been imposed on or written claims for compensation have been received by the Company or any of the Subsidiaries, in each case for violation of any Data Security Requirement in connection with any Security Incident. The Company and each of the Company Subsidiaries have not since the Reference Date, (1) experienced any Security Incidents; or (2) been involved in any Actions related to any violation of any Data Security Requirements by the Company or any of the Company Subsidiaries or any Security Incidents.

Section 3.15. Litigation. No Actions are pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries, or any present or former officer, director or employee of the Company or the Company Subsidiaries, in each case, in their respective capacities as such, at law or in equity, or before or by any Governmental Body, other than any Action described in the second sentence of this Section 3.15, and neither the Company nor any of the Company Subsidiaries is subject to or in violation of any outstanding judgment, injunction, rule, order or decree of any court or Governmental Body, in each case, except as would not have a Company Material Adverse Effect. As of the date hereof, there is no Action pending or, to the Knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or the Contemplated Transactions.

Section 3.16. Insurance. As of the date of this Agreement, each insurance policy under which the Company or any of the Company Subsidiaries is an insured or otherwise the principal beneficiary of coverage is in full force and effect, and (i) neither the Company nor any of the Company Subsidiaries is in breach or default under any such insurance policy, (ii) no notice of cancellation, termination, non-renewal or reduction in coverage has been received with respect to any insurance policy and (iii) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any such insurance policy, except as would not have a Company Material Adverse Effect.

Section 3.17. Employee Benefit Plans.

(a) Section 3.17(a) of the Company Disclosure Letter lists all material Company Plans.

(b) With respect to each material Company Plan that is not filed as an exhibit to a Company SEC Document, the Company has made available to Parent and Merger Sub true and correct copies of the following (as applicable) prior to the date of this Agreement: (i) the plan document, including all amendments thereto or, with respect to any unwritten plan, a summary of all material terms thereof, (ii) the summary plan description along with all summaries of material modifications thereto, (iii) all related trust instruments or other funding-related documents, (iv) a copy of all non-routine correspondence with any Governmental Body relating to a Company Plan received or sent within the last three (3) years and (v) the most recent Internal Revenue Service determination or opinion letter.

(c) Each Company Plan that is intended to meet the requirements to be qualified under Section 401(a) of the Code is the subject of a current favorable determination letter or is covered by a favorable opinion letter from the Internal Revenue Service, and to the Knowledge of the Company, nothing has occurred that could adversely effect such plan’s qualified status. Except to the extent such noncompliance would not have a Company Material Adverse Effect, each Company Plan (and each related trust insurance contract or fund) has been established, funded, administered and maintained in accordance with its terms and the requirements of the applicable provisions of the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and other applicable Law. Except as would not have a Company Material Adverse Effect, to the Company’s Knowledge, there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA.

(d) Except as would not have a Company Material Adverse Effect, with respect to each Company Plan, there are no Actions pending or, to the Company’s Knowledge, threatened, other than routine claims for benefits. Except as would not have a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries: has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any Tax or other penalty with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable, or under Section 4980B, 4980D or 4980H of the Code.

(e) Neither the Company nor any of the Company Subsidiaries, nor any of their respective ERISA Affiliates, has at any time within the last six (6) years sponsored or contributed to, or had any Liability in respect of (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA) or any other plan that is or was subject to Title IV of ERISA or Section 412 of the Code, or (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA. No Company Plan is a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA). Neither the Company nor any of the Company Subsidiaries has any material Liability by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.

(f) No Company Plan provides, and neither the Company nor any of the Company Subsidiaries has any obligation to provide, a current or former officer, director, employee or individual service provider (or any spouse or dependent thereof) any life insurance or medical or health benefits after his or her termination of employment or service with the Company or any of the Company Subsidiaries, other than as required under Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other applicable Law (and for which the covered individual pays the full cost of coverage).

(g) Each Company Plan that constitutes in any part a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) subject to Section 409A of the Code has been documented and operated in compliance with Section 409A of the Code.

(h) Neither the execution, delivery or performance of this Agreement (including the approval and adoption of this Agreement and the Merger by the stockholders of the Company), nor the consummation of the Contemplated Transactions, will, either individually or together with the occurrence of another event (including a termination of employment or service), (i) result in any material payment becoming due to any current or former officer, director, employee or individual service provider of the Company or any of the Company Subsidiaries, (ii) materially increase or otherwise enhance any material benefits or compensation, (iii) result in the acceleration of the time of payment or vesting of any material payments or benefits under any Company Plan, (iv) require the Company or any of the Company Subsidiaries to set aside any assets to fund any benefits under any Company Plan or (v) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code or in the imposition of an excise Tax under Section 4999 of the Code. The Company and each of the Company Subsidiaries has no obligation to pay any gross-up, reimbursement or other payment in respect of any Tax imposed under Section 4999 or Section 409A of the Code.

Section 3.18. Environmental Compliance and Conditions. Except for matters that would not have a Company Material Adverse Effect:

(a) the Company and the Company Subsidiaries are, and since the Reference Date have been, in compliance with all applicable Environmental Laws, which includes obtaining, holding and being in compliance with any Permit required under Environmental Laws for the operation of the Business and the occupation of its properties and facilities;

(b) there are no pending, or to the Knowledge of the Company, threatened Actions, and the Company and the Company Subsidiaries have not received any written claims, notices or complaints, from any Person or from any Governmental Body or third party, in each case alleging the Company or any of the Company Subsidiaries is in violation of, or has liability under, any Environmental Laws or has any actual Liabilities or potential Liabilities under Environmental Laws;

(c) neither the Company nor any of the Company Subsidiaries (nor any other Person to the extent giving rise to Liability of the Company) has handled, treated, stored, transported, distributed, disposed or arranged for disposal of, released or exposed any person to, or owned or operated any property or facility contaminated by, any Hazardous Substance (including the Real Property or any other real property now or formerly occupied, owned or used by the Company or any of the Company Subsidiaries), in each case, in a manner that has given or reasonably could be expected to give rise to Liability for the Company or any of the Company Subsidiaries under any Environmental Laws; and

(d) the Company has made available to Parent and Merger Sub copies of all environmental reports, assessments and audits pertaining to the environmental condition of the Leased Real Property, Owned Real Property or any other real property formerly or currently owned, leased or operated by the Company or the Company’s or the Business’s compliance with, or any Liability under, Environmental Laws that are within the Company’s possession or control.

Section 3.19. Employment and Labor Matters.

(a) Neither the Company nor any of the Company Subsidiaries is a party to or bound by any Labor Agreement, and no employees of the Company or the Company Subsidiaries are represented by a labor union, labor organization, works council or other employee representative body (a “Union”) with respect to their employment with the Company or the Company Subsidiaries. Neither the Company nor any of the Company Subsidiaries has experienced any actual or, to the Knowledge of the Company, threatened picketing, strike, work stoppage, lockout, slowdown, hand billing, material grievance, material labor arbitration, material labor dispute or claim of unfair labor practices since the Reference Date. To the Knowledge of the Company, since the Reference Date, there have been no labor organizing activities with respect to any employees of the Company or the Company Subsidiaries.

(b) Except to the extent such noncompliance would not have a Company Material Adverse Effect, the Company and each of the Company Subsidiaries are, and since the Reference Date have been, in compliance with all Laws relating to labor, employment and employment practices, including all such Laws relating to terms and conditions of employment, wages and hours (including minimum wage and overtime wages), discrimination, harassment, retaliation, workers’ compensation, safety and health, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), work authorization, worker classification (including employee and independent contractor classification and the proper classification of employees as exempt employees and non-exempt employees), migrant and seasonal agricultural workers, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar foreign, state or local “mass layoff” or “plant closing” Law), restrictive covenants, pay transparency, disability rights or benefits, equal opportunity, labor relations, employee leave issues, employee trainings and notices, affirmative action, unemployment insurance, automated employment decision tools and other artificial intelligence.

(c) Neither the Company nor any of the Company Subsidiaries has implemented a “mass layoff” or “plant closing” (as defined by WARN or any similar foreign, state or local Laws) since the Reference Date.

(d) To the Knowledge of the Company, the Company and the Company Subsidiaries have reasonably investigated all sexual harassment allegations, or other allegations of unlawful discrimination or retaliation of which any of them is aware. With respect to each such allegation with potential merit of which the Company has Knowledge, the Company or its applicable Company Subsidiary has taken prompt corrective action that is reasonably calculated to prevent further improper conduct. To the Knowledge of the Company, no material allegations of sexual harassment are pending against any employee of the Company or the Company Subsidiaries at the level of Vice President or above.

Section 3.20. Related Party Transactions. Except as set forth on Section 3.20 of the Company Disclosure Letter, the Company and the Company Subsidiaries are not a party to any Contract, arrangement, understanding, commitment or transaction currently in effect with any Related Party, other than with respect to Company Plans or other employment or service-related arrangements in the ordinary course of business.

Section 3.21. Material Customers; Material Suppliers.

(a) Section 3.21(a) of the Company Disclosure Letter sets forth a true, complete and correct list of the top fifteen (15) customers for the Company and the Company Subsidiaries (based on the dollar amount of sales to such customers) for the fiscal year ended July 31, 2024 (the “Material Customers”). Except as set forth on Section 3.21(a) of the Company Disclosure Letter, since January 1, 2024, the Company and the Company Subsidiaries (i) have not received written or, to the Knowledge of the Company (and solely with respect to the non-renewal, termination or cancellation of any Material Customer Contract), oral notice that any Material Customer intends to terminate, cancel, materially reduce, not renew or materially and adversely alter or modify the terms of its relationship with the Company and the Company Subsidiaries and (ii) have not engaged in any material dispute with any Material Customer.

(b) Section 3.21(b) of the Company Disclosure Letter sets forth a true, complete and correct list of the top fifteen (15) suppliers for the Company and the Company Subsidiaries (based on the dollar amount of purchases from such suppliers) for the fiscal year ended July 31, 2024 (the “Material Suppliers”). Except as set forth on Section 3.21(b) of the Company Disclosure Letter, since January 1, 2024, the Company and the Company Subsidiaries (i) have not received written or, to the Knowledge of the Company (and solely with respect to the non-renewal, termination or cancellation of any Material Customer Contract), oral notice that any Material Supplier intends to terminate, cancel, materially reduce, not renew or materially and adversely alter or modify the terms of its relationship with the Company and the Company Subsidiaries and (ii) have not engaged in any material dispute with any Material Supplier.

Section 3.22. Inventory; Products.

(a) All inventory of the Company and the Company Subsidiaries consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which reserves have been established in accordance with GAAP. All inventory of the Company and the Company Subsidiaries is owned by the Company or the Company Subsidiaries and is free and clear of all Liens, and no such inventory is held on a consignment basis.

(b) All wine products manufactured, produced, created, marketed, or distributed by or on behalf of the Company or the Company Subsidiaries (the “Products”) since the Reference Date (i) have been manufactured, processed, handled, stored, packaged and labeled in material compliance with the Alcohol Laws and are fit for human consumption; (ii) have complied in all material respects with the Alcohol Laws; (iii) are not, and have not been, adulterated or misbranded within the meaning of the Federal Food, Drug, and Cosmetic Act, FDA’s implementing regulations, or other Alcohol Laws, and (iv) are not, and have not been, an article that may not, under the provisions of sections 404, 505 or 512 of the Federal Food, Drug, and Cosmetic Act, be introduced into interstate commerce, each except as would not have a Company Material Adverse Effect. Since the Reference Date, the Company or the Company Subsidiaries have not received any material volume of grapes or other products from vendors that were returned or destroyed because they did not comply with Law (including the Alcohol Laws) or accepted industry standards and practices or meet the specifications set forth in any applicable agreement pertaining thereto.

(c) Since the Reference Date, (i) no Product designed, manufactured or sold by the Company or the Company Subsidiaries have been the subject of any recalls or other similar Action, and (ii) the Company or the Company Subsidiaries have not otherwise withdrawn any Products manufactured, distributed or sold by it (excluding product returns). Each Product that has been manufactured, sold, distributed, shipped or licensed by the Company or the Company Subsidiaries contain all material warnings and other labeling information required by applicable Law and such warnings and labeling information are in accordance with reasonable industry practice in all material respects.

(d) Since the Reference Date, the Company or the Company Subsidiaries have not received any written citation from any Governmental Body for material violation of any standards with respect to wine inventories or those portions of the storage, production and other facilities of a material supplier or service provider of the Company or the Company Subsidiaries which is involved in, committed to, or have a material effect on the production and sale of wine inventory by or on behalf of the Company or the Company Subsidiaries.

(e) Since the Reference Date, the Company or the Company Subsidiaries have not received written notice of, and are presently not subject to, any FDA warning letter, Form FDA-483, FDA “untitled letter,” notice of FDA action for import detention or refusal, or similar correspondence from any Governmental Body, adverse inspection, finding of deficiency, finding of non-compliance, compelled or voluntary recall, investigation, penalty, fine, sanction, assessment, audit, request for corrective or remedial action, or other compliance or enforcement-related action or communication from any Governmental Body, in each case alleging or asserting that Laws relating to product quality may not have been complied with. Neither the Company nor the Company Subsidiaries are subject to any obligation arising under an administrative or regulatory action, FDA or any other Governmental Body inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA. Each of the Company and the Company Subsidiaries has made all notifications, submissions, responses and reports required by the Federal Food, Drug and Cosmetic Act, and all other applicable Laws and implementing regulations administered by the FDA, including any such obligation arising under any administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA and all such notifications, submissions, responses and reports were true, complete and correct in all material respects as of the date of submission to the FDA. To the Knowledge of the Company, as of the date hereof, no basis for Liability exists with respect to any such notification, submission, response or report that would require an expenditure in excess of $1,000,000 to remedy.

Section 3.23. Water Rights. Section 3.23 of the Company Disclosure Letter a true, complete and correct list of all water use authorizations and water sharing agreements with respect to the Real Property, all of which such water use authorizations and water sharing agreements are legal, valid, binding and in full force and effect in all material respects. The Company has made available to Parent and Merger Sub copies of all water use authorizations and water sharing agreements or similar arrangements relating to the use of water with respect to the Real Property.

Section 3.24. Brokerage. Other than J.P. Morgan Securities LLC (“J.P. Morgan”), no Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of the Company.

Section 3.25. Disclosure. The letter to holders of Common Shares, notice of meeting, proxy statement and form of proxy (including any amendments or supplements thereto), and any schedules required to be filed with the SEC in connection therewith (collectively, the “Proxy Statement”), will not, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Common Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain (or incorporate by reference) any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied in writing by Parent or Merger Sub for inclusion in the Proxy Statement. The Proxy Statement will, at the time the Proxy Statement is first mailed to holders of Common Shares, at the time of the Stockholders’ Meeting, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC promulgated thereunder.

Section 3.26. No Rights Agreement. There is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan that is as of the date hereof, or at the Effective Time shall be, applicable to the Company, the Common Shares or the Contemplated Transactions.

Section 3.27. Opinion. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of J.P. Morgan to the effect that, as of the date of such opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan in preparing its opinion, the Merger Consideration to be paid to the holders of the Common Shares (other than the Specified Stockholders) pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.28. Anti-Corruption & Trade Control Laws.

(a) Neither the Company, nor any Company Subsidiary, nor any of their respective directors, officers, or employees, nor, to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any Company Subsidiary have in the past five (5) years, directly or indirectly, (i) made, offered, promised, authorized, or received any payment or gift of any money or anything of value to, from, or for the benefit of any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), foreign political party or official thereof, political campaign, or public international organization in violation of U.S. and non-U.S. Laws relating to the prevention of bribery and corruption and money laundering, including the FCPA (collectively, “Anti-Corruption Laws”); or (ii) otherwise taken or failed to take any action that would cause the Company or any Company Subsidiary to violate any Anti-Corruption Laws.

(b) Neither the Company, nor any Company Subsidiary, nor any of their respective directors, officers, or employees, nor, to the Knowledge of the Company, any agent or other third party representative acting on behalf of the Company or any Company Subsidiary is currently, or has been since April 24, 2019, (i) a Sanctioned Person; (ii) engaging in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (iii) otherwise in violation of Sanctions, Ex-Im Laws or U.S. anti-boycott Laws (collectively, “Trade Control Laws”).

(c) The Company has not received from any Governmental Body or any Person any notice, inquiry or internal or external allegation, made any voluntary or involuntary disclosure to a Governmental Body, or conducted any internal investigation or audit concerning any actual or potential violation or wrongdoing related to Anti-Corruption Laws or Trade Control Laws. There are no pending or, to the Knowledge of the Company, threatened claims against the Company or any Company Subsidiary with respect to Anti-Corruption Laws or Trade Control Laws.

Section 3.29. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE III OF THIS AGREEMENT (AS MODIFIED BY THE COMPANY DISCLOSURE LETTER) AND IN ANY CERTIFICATES OR DOCUMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT, THE COMPANY MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND THE COMPANY HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. IN CONNECTION WITH PARENT’S INVESTIGATION OF THE COMPANY, PARENT MAY HAVE RECEIVED FROM OR ON BEHALF OF THE COMPANY CERTAIN PROJECTIONS. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUB

Except as otherwise disclosed in the confidential disclosure letter delivered by Parent to the Company prior to the execution and delivery of this Agreement, attached hereto as Annex V (the “Parent Disclosure Letter”), Parent and Merger Sub, jointly and severally, hereby represent and warrant to the Company as follows:

Section 4.1. Organization and Corporate Power. Each of Parent and Merger Sub is validly existing and in good standing under the Laws of the jurisdiction in which it was organized, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder, except (other than with respect to Parent and Merger Sub’s due organization and valid existence) as would not have a Parent Material Adverse Effect. Each of Parent and Merger Sub has all requisite corporate power and authority and all Permits necessary to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to hold such Permits would not have a Parent Material Adverse Effect. Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub free and clear of all Liens.

Section 4.2. Authorization; Valid and Binding Agreement. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into, execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger. No other corporate action pursuant to the Laws of the jurisdictions in which Parent or Merger Sub is organized, on the part of Parent and Merger Sub, is necessary to authorize this Agreement. Each of Parent and Merger Sub has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms except as enforcement may be limited by the Enforceability Exceptions.

Section 4.3. No Breach. The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation of the Merger, do not (a) conflict with or violate their respective certificates of incorporation or bylaws (or similar governing documents) and (b) assuming all consents, approvals, authorizations and other actions described in Section 4.4 have been obtained, and all filings and obligations described in Section 4.4 have been made, conflict with or violate any Law or order, judgment or decree to which Parent, Merger Sub, either of their Subsidiaries or any of their properties or assets is subject, or (c) conflict with or result in any material breach of, constitute (with or without notice of or lapse of time or both) a material default under, result in a material violation of, give rise to a right of termination, modification, cancellation or acceleration under any Contract to which Parent, Merger Sub or any other Subsidiary of Parent is a party, or result in the creation of any Lien upon the properties or assets of Parent or Merger Sub, with such exceptions, in the case of each of clauses (b) and (c) above, as would not have a Parent Material Adverse Effect.

Section 4.4. Consents. Except for (a) the applicable requirements of the HSR Act and antitrust and competition Laws of other jurisdictions as set forth on Section 3.6(a) of the Company Disclosure Letter, (b) applicable requirements of the Exchange Act and (c) the filing of the Certificate of Merger, Parent and Merger Sub are not required to submit any notice, report or other filing with any Governmental Body in connection with the execution, delivery or performance by it of this Agreement or the consummation of the Contemplated Transactions. Other than as stated above, no consent, approval or authorization of any Governmental Body or any other party or Person is required to be obtained by Parent or Merger Sub in connection with its execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions, except for those consents, approvals and authorizations the failure of which to obtain would not have a Parent Material Adverse Effect.

Section 4.5. Litigation. As of the date of this Agreement, there are no proceedings pending or, to the Knowledge of Parent or Merger Sub, threatened in writing against Parent or any of its Subsidiaries that seeks to enjoin the Merger or the other Contemplated Transactions, other than any such proceedings that have not had and would not have a Parent Material Adverse Effect.

Section 4.6. Disclosure. None of the information supplied by or on behalf of Parent, Merger Sub or any Affiliate of Parent or Merger Sub for inclusion in the Proxy Statement will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of

Common Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 4.7. Brokerage. Other than as set forth on Section 4.7 of the Parent Disclosure Letter, no Person is entitled to any financial advisory fee in connection with the Contemplated Transactions based on any arrangement or agreement made by or on behalf of Parent or Merger Sub.

Section 4.8. Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Contemplated Transactions and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent.

Section 4.9. Ownership of Common Shares. Except as set forth on Section 4.9 of the Parent Disclosure Letter, Parent, Merger Sub and their respective Affiliates do not beneficially own any Company Securities and have not beneficially owned any Company Securities during the three (3) years prior to the date of this Agreement. Neither Parent nor Merger Sub nor any of their Affiliates are an Affiliate of the Company within the meaning of that term under applicable federal securities Laws.

Section 4.10. Vote/Approval Required. No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Merger. The vote or consent of Parent as the sole stockholder of Merger Sub (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger necessary to approve this Agreement or the Merger.

Section 4.11. Financing.

(a) Concurrently with the execution of this Agreement, Parent has delivered to the Company true and complete copies of the duly executed (a) debt commitment letter, dated as of the date hereof, among the Debt Financing Sources party thereto and Parent (including all exhibits, schedules, annexes, supplements, joinders and amendments thereto, the “Debt Commitment Letter”), together with true and complete copies of executed fee letters (including all exhibits, schedules, annexes and amendments thereto, collectively, the “Fee Letters”); provided that provisions in the Fee Letters related solely to fees, market “flex” terms and other economic and commercially sensitive terms may be redacted, so long as such redactions do not cover terms that would adversely affect the amount, the conditionality, availability or termination of any portion of Debt Financing required to satisfy the Funding Obligations at Closing, pursuant to which, and subject to the terms and conditions therein, the Debt Financing Sources have committed to lend the amounts set forth therein to Parent for the purpose of funding a portion of the Contemplated Transactions (the “Debt Financing”), and (b) an equity commitment letter from the Equity Investors, dated as of the date hereof (including all exhibits, schedules, annexes and amendments thereto as of the date of this Agreement, the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitments”), pursuant to which the

Guarantors have committed, subject to the terms and conditions therein, to invest the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”); provided that fee amounts set forth in the Fee Letters may be redacted in a customary manner so long as none of the redacted terms would (a) reduce the amount of the Debt Financing below the amount that, together with Parent’s other available sources of funding that will be available at the Closing, is required to satisfy the Funding Obligations at Closing, (b) impose any new condition or otherwise adversely amend, modify or expand any conditions precedent to the Debt Financing that would materially delay, materially impede or prevent the Closing from occurring or (c) materially and adversely affect the enforceability or termination of, materially impair the validity of, or prevent or materially delay the consummation of the Debt Financing at the Closing.

(b) The Equity Commitment Letter provides, and will continue to provide, that the Company is an express third-party beneficiary of, and is entitled to enforce the Equity Commitment Letter in accordance with the terms thereof. The Financing Commitments are in full force and effect and are legal, valid and binding obligations of Parent and Merger Sub (as applicable), and, to the Knowledge of Parent and Merger Sub, each of the other parties thereto, enforceable in accordance with their respective terms against Parent and Merger Sub and against each of the other parties thereto, as the case may be, subject to the Enforceability Exceptions. The Financing Commitments, and the respective commitments or obligations thereunder, have not been withdrawn, terminated, reduced, repudiated, rescinded, amended, supplemented or modified, in any respect, and, to the Knowledge of Parent and Merger Sub with respect to the other parties to the Financing Commitments, assuming the satisfaction of the conditions set forth in Article VI, no such withdrawal, termination, reduction, repudiation, rescission, amendment, supplement or modification is contemplated by any party thereto (other than, in the case of the Debt Commitment Letter and the Fee Letters, customary supplements and/or joinders of additional Debt Financing Sources to become party thereto). As of the date of this Agreement, neither Parent nor Merger Sub has, nor, to the Knowledge of Parent and Merger Sub, has any other party to the Financing Commitments, committed any breach of the performance, observance or fulfillment of any covenants, conditions or other obligations set forth in, or is in default of any provision under, any of the Financing Commitments that would reasonably be expected to adversely impact the availability of the Financing in an amount sufficient to satisfy the Funding Obligations, and, to the Knowledge of Parent and Merger Sub, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute or result in a breach or default of any provision on the part of Parent and Merger Sub, or, to the Knowledge of Parent and Merger Sub, any other Person under any of the Financing Commitments that would reasonably be expected to adversely impact the availability of the Financing in an amount sufficient to satisfy the Funding Obligations, (ii) constitute or result in a failure of Parent and Merger Sub, or, to the Knowledge of Parent and Merger Sub, any other Person to satisfy, or materially delay in satisfaction of, any of the terms or conditions or other contingencies set forth in any of the Financing Commitments in a manner that would reasonably be expected to adversely impact the availability of the Financing in an amount sufficient to satisfy the Funding Obligations or (iii) otherwise result in any portion of the Financing required to satisfy the Funding Obligations at Closing not being available on a timely basis, and in any event, not later than the Closing. As of the date of this Agreement, assuming the satisfaction of the conditions precedent set forth in Article VI and completion of the Marketing Period, neither Parent nor Merger Sub has any reason to believe (after giving effect to any market “flex” provisions contained in the Fee Letters) that it will be unable to satisfy, on a timely basis (and in any event not later than the Closing), any term or condition to be satisfied by it (or otherwise within Parent’s, or the Company’s control) contained in the Financing Commitments or that the full amounts committed pursuant to the Financing Commitments required to consummate the Contemplated Transactions will not be available as of the Closing, in each case, if the terms or conditions to be satisfied by it (or otherwise within Parent’s, the Company’s, or any of their respective Representatives’ or Affiliates’ control) contained in the Financing Commitments are satisfied. As of the date of this Agreement, there are no conditions precedent or other contingencies or conditions required to be satisfied in order for the Financing to be funded in an amount sufficient to satisfy the Funding Obligations other than those conditions expressly set forth in the Financing Commitments, and, to the Knowledge of Parent and Merger Sub, there are no other letters, contracts, agreements, arrangements or understandings (whether written or oral) that could reasonably be expected to adversely impact the availability of the Financing in an amount sufficient to satisfy the Funding Obligations, other than as expressly set forth in the Financing Commitments.

(c) As of the date of this Agreement, Parent or Merger Sub (or any of their Affiliates) has fully paid any and all commitment fees or other fees or deposits required by the Financing Commitments to be paid on or before the date of this Agreement, and will, subject to the completion of the Closing, pay in full any such amounts due on or before the Closing Date. Assuming satisfaction of the conditions precedent set forth in Article VI, the Financing constitutes all of the financing required for Parent and Merger Sub to consummate the Contemplated Transactions and is sufficient in amount to provide Parent and Merger Sub with the funds necessary for Parent and Merger Sub to consummate the Contemplated Transactions and to satisfy their obligations under this Agreement or otherwise in connection with the Contemplated Transactions, including for Parent to pay (or cause to be paid) the aggregate amounts payable by Parent pursuant to Article II and the payment of all fees, costs and expenses required to be paid by Parent related to the Contemplated Transactions, including such fees, costs and expenses required to be paid by Parent or Merger Sub in order to consummate the Financing in an amount sufficient to satisfy the foregoing payment obligations and to repay the Payoff Indebtedness (collectively, the “Funding Obligations”).

(d) Neither Parent nor Merger Sub is aware of any direct or indirect limitation or other restriction on the ability of any bank, investment bank or other potential provider of the Debt Financing or Equity Financing (including the Debt Financing Sources) from providing or seeking to provide debt or equity financing or financial advisory services to any Person, in each case, in connection with a transaction relating to the Company and the Company Subsidiaries, including the Contemplated Transactions. Notwithstanding anything contained in this Agreement to the contrary, each of Parent and Merger Sub acknowledges and affirms that it is not a condition to the Closing or to any of its obligations under this Agreement that Parent or Merger Sub obtains any Financing for any of the Contemplated Transactions.

Section 4.12. Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the Guaranty of the Guarantors, dated as of the date hereof, in favor of the Company. As of the date of this Agreement, the Guaranty is in full force and effect and is the legal, valid and binding obligation of the Guarantors, enforceable against the Guarantors in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law). As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of the Guarantors under the Guaranty.

Section 4.13. Solvency. Assuming (a) the satisfaction or waiver of the conditions set forth in Section 6.1 and Section 6.3, (b) the accuracy of the representations and warranties of the Company set forth in Article III and in any certificates or documents delivered in connection with this Agreement (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”), and (c) any estimates, projections or forecasts of the Company or the Company Subsidiaries that have been provided by the Company to Parent have been prepared in good faith based upon assumptions that were, at the time made, and continue to be, at the Effective Time, reasonable, and, immediately after giving effect to the Contemplated Transactions, Parent and each of its Subsidiaries (i) will be able to pay their respective debts, including contingent and other liabilities, as they become due, (ii) will own property or assets that have a fair saleable value (on a going concern basis) greater than the amounts required to pay their respective debts, including contingent and other liabilities as they mature and (iii) will not have unreasonably small capital to carry on their respective businesses in which they are engaged. No transfer of property is being made and no obligation is being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of Parent.

Section 4.14. Alcohol Laws. Parent is aware that it and/or its investors may be required to provide information to Alcoholic Beverage Authorities, including the United States Federal government and the states in which the Company and the Company Subsidiaries do business, in order to update or transfer the alcoholic beverage licensing of the Company and the Company Subsidiaries, and Parent is not aware of any reason, whether, by way of example, criminal activity or ownership of other alcoholic beverage related businesses, that Parent and/or its principal investors would be disqualified from ownership of an interest in the Company as an alcoholic beverage licensed entity in any jurisdiction of the United States.

Section 4.15. Investigation by Parent and Merger Sub; Disclaimer of Reliance.

(a) Each of Parent and Merger Sub: (i) is a sophisticated purchaser and has made its own inquiry and investigation into, and based thereon has formed an independent judgment concerning, the businesses, assets, condition, operations, and prospects of the Company and the Company Subsidiaries, (ii) has been furnished with or given adequate access to such information about the Company and the Company Subsidiaries as it has requested, (iii) to the extent it has deemed appropriate, has addressed in this Agreement any and all matters arising out of its investigation and the information provided to it and (iv) in determining to proceed with the Contemplated Transactions has not relied on any statements or information other than the representations and warranties set forth in this Agreement or in any certificates or documents delivered in connection with this Agreement. Each of Parent and Merger Sub acknowledges that neither the Company nor any of the Company Subsidiaries, nor any of their respective Affiliates or Representatives, have made, nor will any of them be deemed to have made (and nor has Parent or Merger Sub or any of their respective Affiliates or Representatives relied upon) any representation, warranty, covenant or agreement, express or implied, with respect to the Company and the Company Subsidiaries, the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries, or the Contemplated Transactions, other than those expressly set forth in Article III of this Agreement. Without limiting in any respect the representations and warranties set forth in Article III of this Agreement or in any certificates or documents delivered in connection with this Agreement, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor the Company Subsidiaries nor any other Person (including any officer, director, member or partner of the Company or any of its Subsidiaries or any of their respective Affiliates) will have or be subject to any liability to Parent, Merger Sub or any other Person, resulting from Parent’s or Merger Sub’s use of any information, documents or material made available to Parent, Merger Sub or their Representatives in any “data rooms,” management presentations, due diligence or in any other form in expectation of the Contemplated Transactions. Each of Parent and Merger Sub acknowledges and agrees that, except for the representations and warranties contained in Article III, the assets and the business of the Company and the Company Subsidiaries are being transferred on a “where is” and, as to condition, “as is” basis. Each of Parent and Merger Sub acknowledges (A) that it is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Company and the Company Subsidiaries as contemplated hereunder and (B) has had the opportunity to negotiate the terms and conditions of this Agreement and the Contemplated Transactions and that the representations and warranties in this Agreement cover all of the material topics on which it is making its decision to proceed with the consummation of the Contemplated Transactions.

(b) In connection with Parent’s and Merger Sub’s investigation of the Company, each of Parent and Merger Sub may have received from the Company and its Representatives certain projections and other forecasts and certain business plan information of the Company and its Subsidiaries. Each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Merger Sub is familiar with such uncertainties, that each of Parent and Merger Sub is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that each of Parent, Merger Sub, and their Representatives will have no claim against any Person with respect thereto. Accordingly, each of Parent and Merger Sub acknowledges that, without limiting the generality of this Section 4.15(b), neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 4.16. Related Party Transactions. Parent and Merger Sub have disclosed to the Company all contracts, agreements or understandings (and, with respect to those that are written, Parent and Merger Sub has furnished to the Company correct and complete copies thereof) between or among Parent, Merger Sub, or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company or its Subsidiaries, on the other hand.

Section 4.17. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE IV OF THIS AGREEMENT (AS MODIFIED BY THE PARENT DISCLOSURE LETTER) AND IN ANY CERTIFICATES OR DOCUMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT, EACH OF PARENT AND MERGER SUB MAKES NO EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY AND EACH OF PARENT AND MERGER SUB HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY. EACH OF PARENT AND MERGER SUB MAKES NO REPRESENTATIONS OR WARRANTIES

WHATSOEVER WITH RESPECT TO ANY ESTIMATES, PROJECTIONS AND OTHER FORECASTS AND PLANS (INCLUDING THE REASONABLENESS OF THE ASSUMPTIONS UNDERLYING ESTIMATES, PROJECTIONS AND FORECASTS).

ARTICLE V

COVENANTS

Section 5.1. Covenants of the Company.

(a) Except (i) as set forth in Section 5.1(a) of the Company Disclosure Letter, (ii) as required by applicable Law, (iii) as expressly permitted or contemplated by this Agreement, or (iv) with the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned), from the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Pre-Closing Period”), the Company will, and will cause the Company Subsidiaries to, use commercially reasonable efforts (A) to carry on its business in the ordinary course of business, (B) to preserve intact its current business organization, keep available the services of its current officers, employees and consultants and (C) to preserve its relationships with customers, suppliers, employees, Governmental Bodies (including Alcoholic Beverage Authorities), partners, licensors, licensees, distributors and others having business dealings with it with the intention that its goodwill and ongoing business will not be materially impaired on the Closing Date.

(b) Without limiting the generality of Section 5.1(a), during the Pre-Closing Period and except (i) as set forth in Section 5.1(b) of the Company Disclosure Letter, (ii) as required by applicable Law or (iii) as expressly permitted or contemplated by this Agreement, the Company will not and will not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent will not be unreasonably delayed, withheld or conditioned):

(i) (A) declare, set aside or pay any dividends on or make other distributions (whether in cash, stock or property) in respect of any shares of its capital stock or (B) directly or indirectly redeem, repurchase or otherwise acquire any shares of its capital stock or any Company Security except, in each case, (1) for the declaration and payment of dividends or distributions by a direct or indirect wholly owned Company Subsidiary solely to its parent, (2) as a result of net Common Share settlement of any Company Equity Award or to satisfy the exercise price or withholding Tax obligations in respect of any Company Equity Award or (3) any forfeitures of Company Equity Awards;

(ii) grant, issue, sell, pledge, dispose of or otherwise encumber, or authorize the issuance, sale, pledge, disposition or other encumbrance of, (A) any shares of capital stock or other ownership interest in the Company or any of the Company Subsidiaries, (B) any securities convertible into or exchangeable or exercisable for any such shares or ownership interest, (C) any phantom equity or similar contractual rights or (D) any rights, warrants, options, stock appreciation rights, restricted stock, stock units or other equity or equity-based compensation to acquire or with respect to any such shares of capital stock, ownership interest or convertible or exchangeable securities except, in each case: (1) for issuances in respect of (y) Company Equity Awards outstanding on the date of this Agreement in accordance with their terms as in effect on the date of this Agreement, or (z) the operation of the Company ESPP subject to Section 2.2(c), or (2) for transactions solely between or among the Company and its wholly owned Subsidiaries;

(iii) except as required by the terms of a Company Plan as in effect as of the date of this Agreement and set forth on Section 3.17 of the Company Disclosure Letter, (A) alter, or accelerate the time of vesting, funding or payment of, the wages, salary or other compensation or benefits of any of the Company’s or any of the Company Subsidiaries’ current or former directors, officers, employees or other individual service providers, other than in the ordinary course of business consistent with past practice solely with respect to any Person whose annual total base compensation does not exceed $200,000 before and after such alteration or (B) establish, adopt, enter into, amend in any material respect or terminate any Company Plan (or any policy, plan or arrangement which in existence as of the date of this Agreement would constitute a Company Plan);

(iv) except as required by the terms of a Company Plan as in effect as of the date of this Agreement, grant or provide any severance, change of control, retention payments or benefits to any current or former directors, officers, employees or individual service providers of the Company or any of the Company Subsidiaries or take any action to accelerate the vesting or payment date of any Company Equity Awards, except as set forth in Section 2.2;

(v) (A) adopt, enter into, negotiate, terminate or amend any Labor Agreement; (B) recognize or certify any Union as the bargaining representative for employees of the Company or the Company Subsidiaries; or (C) implement or announce any employee layoffs, furloughs, reductions in force, plant closings, material reductions in compensation or other similar actions that trigger notice obligations under WARN or any similar foreign, state or local Laws;

(vi) hire, promote, engage or terminate (other than for cause) any of the Company’s or any of the Company Subsidiaries’ current or former directors, officers, employees or other individual service providers with annual base compensation in excess of $200,000, except as consistent with the budget set forth in Section 5.1(b)(vi) of the Company Disclosure Letter;

(vii) amend any of the Company Organizational Documents or the comparable charter or organization documents of any of the Company Subsidiaries, adopt a stockholders’ rights plan or enter into any agreement with respect to the voting of its capital stock;

(viii) effect a recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for shares of its capital stock;

(ix) adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or of the Company Subsidiaries;

(x) subject to clause (x), make any capital expenditures that are individually, or in the aggregate in excess of $1,000,000 above amounts indicated in the capital expenditure budget set forth in Section 5.1(b)(x) of the Company Disclosure Letter;

(xi) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the material assets of any business or any corporation, partnership, joint venture, association or other business organization or division thereof, or otherwise acquire or agree to acquire any equity interest in or material assets of any other Person, except for the purchase of materials from suppliers or vendors in the ordinary course of business or for consideration of less than (x) $2,000,000 per individual transaction and (y) $10,000,000 in the aggregate across all such transactions;

(xii) except with respect to any intercompany arrangements, (A) incur any Indebtedness for borrowed money in excess of $2,000,000, except for borrowings under any existing revolving credit facility in accordance with the terms thereof such that the outstanding principal amount under such revolving credit facility is no greater than $120,000,000 in the aggregate, (B) make any loans or advances to any other Person (except for extensions of credit to customers in the ordinary course of business and advances to directors, officers and other employees for travel and other business-related expenses, in each case, in the ordinary course of business and in compliance in all material respects with the Company’s or the Company Subsidiaries’ policies related thereto), (C) make any capital contributions to, or investments in, any other Person or (D) grant any Lien other than Permitted Liens or in connection with clause (A) above;

(xiii) sell, transfer, license, sublicense, assign, mortgage, encumber or otherwise abandon, withdraw or dispose of (A) any tangible assets with a fair market value in excess of $200,000 in the aggregate or (B) any Owned Intellectual Property or Exclusive Intellectual Property, except, in the case of clauses (A)-(B), in the ordinary course of business (e.g., sale of inventory) or, in the case of clause (B), with respect to non-exclusive licenses granted pursuant to the Company’s or the Company Subsidiaries’ standard contracts and abandonment performed in the ordinary course of prosecution of such Intellectual Property in the exercise of the business judgement of the Company’s management and legal counsel;

(xiv) commence, pay, discharge, settle, compromise or satisfy any Action that is unrelated to the Contemplated Transactions (A) for monetary consideration in excess of $2,000,000 per individual Action or $5,000,000 in the aggregate or (B) that would impose any material non-monetary obligations on the Company or the Company Subsidiaries that would continue after the Effective Time;

(xv) change its fiscal year, revalue any of its material assets or change any of its material financial, actuarial, reserving or Tax accounting methods or practices in any respect, except as required by GAAP or Law;

(xvi) (A) make (other than in the ordinary course of business), change or revoke any material Tax election with respect to the Company or any of the Company Subsidiaries, (B) adopt (other than in the ordinary course of business) or change any material method of Tax accounting, (C) file any material amended Tax Return, (D) enter into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) relating to or affecting any material Tax liability of the Company or any of the Company Subsidiaries, (E) other than automatic extensions obtained in the ordinary course of business in connection with the filing of Tax Returns, extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax with respect to the Company or any of the Company Subsidiaries or (F) settle or compromise any material Tax liability with respect to the Company or any of the Company Subsidiaries;

(xvii) waive, release or assign any material rights or claims under, or enter into, renew, affirmatively determine not to renew, amend, modify, terminate, cancel, exercise any options or rights of first offer or refusal under or terminate, any Company Material Contract, material Company Lease or any Contract that would be a Company Material Contract if in existence on the date of this Agreement; provided, however, that the Company may renegotiate or enter into new Contracts (other than any Contract (A) described in Section 3.13(a)(vii) or (B) contemplating payments by or to the Company or any Company Subsidiary in excess of $5,000,000) consistent with past practice and in the ordinary course of business;

(xviii) abandon, withdraw, terminate, suspend, abrogate, amend or modify in any material respect any material Company Permits in a manner material or adverse to the Business;

(xix) cancel, reduce, terminate or fail to maintain in effect material insurance policies covering the Company and/or any of the Company Subsidiaries and their respective properties, assets and businesses;

(xx) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K, in each case, that would be required to be disclosed pursuant to Item 404; or

(xxi) authorize, agree or commit to take any of the actions described in clauses (i) through (xix) of this Section 5.1(b).

Section 5.2. Access to Information; Confidentiality.

(a) Except as prohibited by applicable Law, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company will, upon reasonable advance notice, and subject to applicable governmental restrictions and recommendations, (i) give Parent and Merger Sub and their respective Representatives, at Parent’s expense, reasonable access during normal business hours (under the supervision of appropriate Company personnel and in a manner that does not unreasonably interfere with normal business operations of the Company) to relevant employees, Representatives, assets and facilities and to relevant books, contracts, work papers and records of the Company and the Company Subsidiaries, and provide copies of such books, contracts, work papers and records of the Company and the Company Subsidiaries, in each case, to the extent reasonably requested by Parent or Merger Sub, (ii) permit Parent and Merger Sub to make such non-invasive inspections as they may reasonably request and (iii) cause its and the Company Subsidiaries’ officers to furnish Parent and Merger Sub with such financial and operating data and other information with respect to the business, properties, and personnel of the Company as Parent or Merger Sub may from time to time reasonably request; provided, however, that any such access will be afforded and any such information will be furnished at Parent’s expense; provided, further, that the purpose of any such access, in the case of clause (i), or any such request, in the case of clauses (ii) or (iii), will be limited to the planning of any restructuring, post-closing operations or integration of the Company, the Company Subsidiaries, and their respective businesses, on the one hand, with Parent, Parent’s Subsidiaries, and their respective businesses, on the other hand; provided, further, that such cooperation and access will include the matters and actions set forth in Section 5.2(a) of the Company Disclosure Letter.

(b) Information obtained by Parent or Merger Sub pursuant to Section 5.2(a) will constitute “Confidential Information” under the Confidentiality Agreement and will be subject to the provisions of the Confidentiality Agreement, with such Confidentiality Agreement hereby amended to limit the permitted use of any information supplied pursuant to Section 5.2(a) to the purpose specified herein.

(c) Nothing in Section 5.2(a) requires the Company to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company (i) would violate any of its or its Affiliates’ respective obligations with respect to confidentiality under applicable Contract or Law (so long as the Company has reasonably cooperated with Parent and used reasonable best efforts to permit disclosure to the extent permitted by such Contract or Law), (ii) would result in a violation of applicable Law, (iii) would result in loss of legal protection, including the attorney-client privilege and work product doctrine or (iv) relates to consideration of the Contemplated Transactions, any Acquisition Proposal or any Intervening Event (except as required by Section 5.3); provided that, in each of the foregoing clauses (i) through (iv), the Company and Parent will each use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable inspection or disclosure under circumstances in which the restrictions of this sentence apply.

Section 5.3. Go-Shop; Acquisition Proposals.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Pacific time) on November 20, 2024 (the “No-Shop Period Start Date”), the Company and its Representatives shall have the right to: (i) initiate, solicit, or knowingly encourage or knowingly facilitate any proposal, inquiry, or offer that would constitute, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) provide any non-public information or afford access to the business, personnel, properties, assets, books or records of the Company or any of the Company Subsidiaries in each case, to any Person (and/or its Representatives, including potential financing sources) pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly provide to Parent and Merger Sub, or promptly (and in any event within twenty-four (24) hours) provide to Parent and its Representatives access to, any material non-public information or data that is provided to any Person given such access that was not previously made available to Parent, Merger Sub or their Representatives and shall not provide to any such Person any non-public information or data of or relating to Parent, Merger Sub or any of their respective Affiliates or Representatives, and (iii) engage in, enter into, continue or otherwise participate in, any discussions or negotiations with any Persons (and their respective Representatives, including potential financing sources) with respect to any proposal, inquiry, or offer that would constitute, or would reasonably be expected to lead to, an Acquisition Proposal.

(b) From the No-Shop Period Start Date until the earlier to occur of the termination of this Agreement pursuant to Article VII and the consummation of the Closing, the Company will not, will cause the Company Subsidiaries and its directors and officers not to, and will not authorize, direct or permit its Representatives to, directly or indirectly: (i) initiate, solicit, or knowingly encourage or knowingly facilitate any proposal, inquiry, or offer that would constitute, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with respect to any proposal, inquiry, or offer that would constitute, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) provide any non-public information or afford access to the business, personnel, properties, assets, books or records of the Company or the Company Subsidiaries, in each case, to any Person (other than Parent, Merger Sub, or any designees of Parent or Merger Sub) in connection with or for the purpose of knowingly encouraging or knowingly facilitating any proposal, inquiry, or offer that would constitute, or would reasonably be expected to lead to, an Acquisition Proposal, (iv) in connection with any proposal, inquiry, or offer that would constitute, or would reasonably be expected to lead to, an Acquisition Proposal, grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement, or (v) enter into any letter of intent, Contract, commitment, or agreement in principle with respect to any proposal, inquiry, or offer that would constitute, or would reasonably be expected to lead to, an Acquisition Proposal. On the No-Shop Period Start Date, the Company will, and will cause the Company Subsidiaries to, and will instruct its Representatives to, immediately cease any direct or indirect solicitation, discussions or negotiations with any Person (other than Parent, Merger Sub, or any designees of Parent or Merger Sub) with respect to any Acquisition Proposal, and promptly, but in no event later than twenty-four (24) hours following the date of this Agreement will (I) request the return or destruction of all confidential information provided by or on behalf of the Company or the Company Subsidiaries to any such Person and (II) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal. Notwithstanding any other provision of this Agreement, the Company and its Representatives may (A) contact a Person making an inquiry or proposal solely to the extent necessary to clarify or determine whether such inquiry or proposal constitutes an Acquisition Proposal and (B) inform a Person that has made or, to the Knowledge of the Company, is considering making, following the date hereof, an Acquisition Proposal of the provisions of this Section 5.3.

(c) Notwithstanding Section 5.3(b) or any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the Company Requisite Vote, (i) the Company has received a written Acquisition Proposal that did not result from a breach of this Section 5.3 and (ii) the Company Board or a committee thereof determines in good faith, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or is reasonably likely to lead to or result in a Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal and its Representatives and (B) participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided that (1) the Company will not, and will not authorize or knowingly permit its Representatives to, disclose such information to, or participate in such discussions or negotiations with, such Person unless the Company (x) has entered into a confidentiality agreement with such Person existing as of the date of this Agreement or (y) first enters into a customary confidentiality agreement with such Person following the date of this Agreement, in the case of each of clauses (x) and (y), with terms governing confidentiality that are no less restrictive in any material respect to the other Person than those contained in the Confidentiality Agreement and that does not prevent the Company from providing any information to Parent or Merger Sub in accordance with this Agreement or otherwise complying with its obligation under this Agreement (provided that any competitively sensitive information or data provided to any such Person pursuant to such confidentiality agreement who is, or whose Affiliates include, a competitor, supplier or customer of the Company or any of the Company Subsidiaries will be provided in a separate “clean data room” and subject to customary “clean team” arrangements regarding access to such information or data), except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to an Acquisition Proposal (an “Acceptable Confidentiality Agreement”), (2) the Company shall not terminate, waive, amend, release or modify any material provision of any such confidentiality agreement in a manner such that the confidentiality agreement does not comply with the requirements described earlier in this Section 5.3(c), and (3) the Company will substantially concurrently provide or make available to Parent any material non-public information concerning the Company or the Company Subsidiaries provided or made available to such other Person that was not previously provided or made available to Parent and Merger Sub.

(d) The Company will (i) promptly (and in any event within twenty-four (24) hours) notify Parent in writing of the receipt by the Company of any Acquisition Proposal or written indication by any Person that it is considering making an Acquisition Proposal, including the identity of the Person or group of Persons making such Acquisition Proposal; and (ii) (A) provide Parent promptly (and in any event within such twenty-four (24) hour period) with a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal, including, for the avoidance of doubt, the form and amount of consideration and proposed financing arrangements), including a copy of proposed transaction documents or other material documents relating to such Acquisition Proposal, (B) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any change in price or form of consideration or other material amendment thereto) on a prompt basis, and (C) upon the reasonable request of Parent, reasonably inform Parent of the status of such Acquisition Proposal, in each case, except to the extent that doing so would violate a confidentiality agreement existing as of the date of this Agreement.

(e) The Company Board and each committee thereof will not, subject to the terms and conditions of this Agreement, (i) cause or permit the Company or the Company Subsidiaries to approve or enter into any acquisition agreement, merger agreement, letter of intent or similar definitive agreement (other than a confidentiality agreement referred to and entered into in compliance with Section 5.3(a) or Section 5.3(c)) relating to any Acquisition Proposal (an “Alternative Acquisition Agreement”) or (ii) make a Change of Board Recommendation.

(f) Notwithstanding Section 5.3(e) or any other provision of this Agreement, prior to the Company’s receipt of the Company Requisite Vote:

(i) the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement if and only if (A) the Company receives an Acquisition Proposal that did not result from a breach of this Section 5.3 and that the Company Board or a committee thereof determines in good faith, after consultation with outside legal counsel and financial advisors, constitutes a Superior Proposal; (B) the Company has notified Parent in writing that it intends to terminate this Agreement to enter into an Alternative Acquisition Agreement, which notice shall include the information with respect to such Acquisition Proposal that is specified in Section 5.3(d) and any proposed Alternative Acquisition Agreement; and (C) no earlier than the end of the Notice Period, after negotiating and causing its Representatives to negotiate during the Notice Period to amend the terms of this Agreement such that the Acquisition Proposal no longer continues to constitute a Superior Proposal (if such negotiation is requested in writing by Parent), the Company Board or any committee thereof determines in good faith, after consultation with outside legal counsel and financial advisors, after taking into consideration the terms of any proposed amendment or modification to this Agreement, the Financing Commitments and the Guaranty that Parent has irrevocably committed to make during the Notice Period, that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal and that the failure to terminate this Agreement to enter into such Alternative Acquisition Agreement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;

(ii) the Company Board or a committee thereof may make a Change of Board Recommendation if and only if (A) the Company receives an Acquisition Proposal that did not result from a breach of this Section 5.3 and that the Company Board or a committee thereof determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, constitutes a Superior Proposal, (B) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation, which notice shall include the information with respect to such Acquisition Proposal that is specified in Section 5.3(d) and any proposed Alternative Acquisition Agreement, and (C) no earlier than the end of the Notice Period, after negotiating and causing its Representatives to negotiate during the Notice Period to amend the terms of this Agreement such that the Acquisition Proposal no longer continues to constitute a Superior Proposal (if such negotiation is requested in writing by Parent), the Company Board or a committee thereof determines in good faith, after consultation with outside legal counsel and financial advisors, that the Acquisition Proposal that is the subject of the Determination Notice continues to constitute a Superior Proposal and that the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, in each case, after taking into consideration any changes to this Agreement, the Financing Commitments and the Guaranty that Parent has irrevocably committed to make during the Notice Period;

(iii) other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if and only if (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation, which notice shall describe the Intervening Event in reasonable detail and the reason(s) therefor and (B) no earlier than the end of the Notice Period, after negotiating and causing its Representatives to negotiate during the Notice Period to amend the terms of this Agreement in such a manner that would obviate the need to effect a Change of Board Recommendation (if such negotiation is requested in writing by Parent), the Company Board or any committee thereof determines in good faith, after considering the terms of any proposed amendment or modification to this Agreement, the Financing Commitments and the

Guaranty that Parent has irrevocably committed to make during the Notice Period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; and

(iv) during the Notice Period, if requested by Parent, the Company will negotiate in good faith with Parent regarding potential changes to this Agreement.

The provisions of this Section 5.3(f) also apply to any amendment to the financial terms or any material amendment to any other terms of any applicable Superior Proposal with respect to Section 5.3(f)(i) or Section 5.3(f)(ii) and require a revised Determination Notice and a new Notice Period pursuant to Section 5.3(f)(i)(C) or Section 5.3(f)(ii)(C), as the case may be, and any material change to the facts and circumstances relating to any Intervening Event with respect to Section 5.3(f)(iii) and require a revised Determination Notice and a new Notice Period pursuant to Section 5.3(f)(iii)(B).

(g) Nothing contained in this Agreement prohibits (i) the Company Board or a committee thereof from (A) taking and disclosing to the holders of Common Shares a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (B) making any public statement if the Company Board or a committee thereof determines that the failure to make such statement would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or (ii) the Company or the Company Board from making any disclosure required under the Exchange Act; provided that any such action that would otherwise constitute a Change of Board Recommendation shall only be made in accordance with Section 5.3.

(h) The Company acknowledges and agrees that, for purposes of determining whether a breach of this Section 5.3 has occurred, the actions of the Company, the Company Subsidiaries, each of the Company’s and the Company Subsidiaries’ respective officers and directors, each of the Specified Stockholders and J.P. Morgan shall be deemed to be actions of the Company, and the Company shall be responsible for any breach of this Section 5.3.

Section 5.4. Stockholders’ Meeting; Proxy Statement.

(a) The Company will prepare and, substantially concurrently with the No-Shop Period Start Date, file with the SEC the Proxy Statement, which will, subject to Section 5.3, include the Company Board Recommendation, and the Company will use reasonable best efforts to respond promptly to any comments by the SEC staff in respect of the Proxy Statement. Parent and Merger Sub will provide to the Company such information concerning themselves and their Affiliates as is customarily included in a proxy statement prepared in connection with a transaction of this type or as otherwise required by Law, as the Company may reasonably request for inclusion in the Proxy Statement. The Company and its Affiliates shall provide Parent and its Representatives with a reasonable opportunity to review and comment on the Proxy Statement and any written communication with the SEC or its staff with respect to the Proxy Statement, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent and its counsel. The Proxy Statement will comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. The Company will use its reasonable best efforts to have the preliminary Proxy Statement cleared by the SEC as promptly as reasonably practicable after such filing, and the Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the holders of Common Shares as promptly as reasonably practicable after the SEC notifies the Company that the preliminary Proxy Statement will not be reviewed or that the SEC staff has no further comments thereon; provided, however, that the Company is not required to file the preliminary Proxy Statement on any day during the Notice Period. The Company will (i) promptly provide Parent and Merger Sub and their counsel with a copy of any written comments (and a description of any oral comments) received by the Company or its counsel from the SEC or its staff with respect to the Proxy Statement, (ii) consult with Parent and Merger Sub regarding any such comments prior to responding thereto and (iii) promptly provide Parent and Merger Sub with copies of any responses to any such comments.

(b) Each of the Company, Parent and Merger Sub agrees to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it has become aware that such information has become false or misleading in any material respect. The Company will take all steps necessary to cause the Proxy Statement as so corrected to be promptly filed with the SEC and disseminated to the holders of Common Shares, in each case, as and to the extent required by applicable federal securities laws.

(c) Subject to the other provisions of this Agreement, the Company (i) will take all action necessary in accordance with the DGCL and the Company Organizational Documents to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the mailing of the Proxy Statement for the purpose of obtaining the Company Requisite Vote (including any postponement or adjournment thereof, the “Stockholders’ Meeting”) and (ii) subject to the occurrence of a Change of Board Recommendation in accordance with Section 5.3, will use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement. Subject to the provisions of this Agreement, the Company will promptly after the date hereof conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act to enable the record date for the Stockholders’ Meeting to be set so that the Stockholders’ Meeting can be held promptly following the effectiveness of the Proxy Statement. Notwithstanding anything to the contrary in this Agreement, the Company may postpone or adjourn the Stockholders’ Meeting, and at the request of Parent it shall postpone or adjourn the Stockholders’ Meeting, for a reasonable period to solicit additional proxies and votes in favor of adoption of this Agreement, if the Company or Parent, respectively, reasonably believes there will be insufficient Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders’ Meeting or to obtain the Company Requisite Vote (provided that, unless agreed in writing by the Company and Parent, all such postponements or adjournments shall be for periods of no more than ten (10) Business Days each and there shall be no more than three (3) such postponements or adjournments), or if the Company is required to postpone or adjourn the Stockholders’ Meeting by applicable Law, order or request from the SEC or its staff.

Section 5.5. Employment and Employee Benefits Matters.

(a) Parent will cause the Surviving Corporation and each of its Subsidiaries to, for one year following the Effective Time (or until employment terminates, if sooner), maintain for the individuals employed by the Company or any of the Company Subsidiaries at the Effective Time and who remain employed by the Surviving Corporation (or its other Subsidiaries) immediately following the Effective Time (each, a “Current Employee”) (i) each of base salary and wage rate (as applicable) and a target annual cash incentive compensation opportunity (excluding any equity or equity-based, change in control, retention, transaction or similar incentive opportunities) ) at least as favorable as those provided to the Current Employee as of immediately prior to the Effective Time, (ii) employee benefits (excluding any defined benefit pension, equity or equity-based, severance, change in control, retention, employee stock purchase plan and nonqualified deferred compensation, or post-termination or retiree health or welfare benefits) that are substantially comparable in the aggregate to the employee benefits provided to the Current Employees as of immediately prior to the Effective Time under the Company Plans set forth on Section 3.17(a) of the Company Disclosure Letter (subject to the same exclusions) and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company or a Company Subsidiary to the Current Employee as of immediately prior to the Effective Time. Each of the Company, Parent and Merger Sub acknowledges that the occurrence of the Effective Time will constitute a change in control (or other similar term) of the Company under the terms of the Company Plans containing provisions triggering payment, vesting or other rights upon a change in control or similar transaction.

(b) At any time prior to the Effective Time, the Company may pay to each designated employee a bonus in such amount as is determined by the Company Board (or a committee of the Company Board) within the parameters disclosed in Section 5.5(b) of the Company Disclosure Letter.

(c) Parent will cause the Surviving Corporation to cause service rendered by Current Employees to the Company and the Company Subsidiaries prior to the Effective Time to be taken into account for purposes of eligibility to participate, level of paid time off and severance and vesting of defined contribution retirement benefits (but not benefit accrual) under the employee benefit plans of Parent, the Surviving Corporation and its Subsidiaries in which the Current Employees participate, to the same extent and for the same purpose as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits or coverage. Without limiting the generality of the foregoing, Parent will cause the Surviving Corporation to use commercially reasonable efforts to waive for Current Employees any waiting periods, actively-at-work requirements and pre-existing condition limitations that would prevent immediate or full participation under the group health plans of Parent, the Surviving Corporation or its Subsidiaries applicable to such Current Employee to the extent such waiting periods, actively-at-work requirements or pre-existing condition limitations would not have been applicable to such Current Employee under the terms of the corresponding Company Plan that is a group health plan in which they participated prior to the Effective Time. Parent will cause the Surviving Corporation and its Subsidiaries to use commercially reasonable efforts to give such Current Employees credit under such group health plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan and credited to such person during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs.

(d) Without limiting the generality of Section 8.6, no provision of this Agreement (i) prohibits Parent or the Surviving Corporation from establishing, amending or terminating any individual Company Plan or any other benefit or compensation plan, policy or agreement, (ii) requires Parent or the Surviving Corporation to keep any Person employed for any period of time, (iii) constitutes the establishment or adoption of, amendment to, or termination of any Company Plan or other benefit or compensation plan, policy or agreement or (iv) confers upon any Current Employee or any other Person any third-party beneficiary or other rights or remedies.

Section 5.6. Directors’ and Officers’ Indemnification and Insurance.

(a) Parent and Merger Sub will cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company than are currently provided in the Company Organizational Documents, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until six (6) years from the Effective Time, and in the event that any Action is pending or asserted or any claim made during such period, until the disposition of any such Action or claim, unless such amendment, modification, or repeal is required by applicable Law, in which case Parent will, and will cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 5.6.

(b) Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, Parent and the Surviving Corporation will, jointly and severally, indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such Person’s heirs, executors, administrators, or Affiliates, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty and reasonable expenses incurred in connection with any Action, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, Affiliate, fiduciary, or agent of the Company or the Company Subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time, to the extent provided for under the Company Organizational Documents or contractual arrangements providing for indemnification in effect as of the date hereof. In the event of any such Action, Parent and the Surviving Corporation will advance to each Indemnified Party reasonable expenses incurred in the defense of the Action, including reasonable attorneys’ fees (provided that any Person to whom expenses are advanced will have provided, to the extent provided for under the Company Organizational Documents or contractual arrangements providing for indemnification, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c) Notwithstanding anything to the contrary in this Agreement, the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation will purchase at or after the Effective Time, a tail policy under the current directors’ and officers’ liability insurance policies maintained at such time by the Company, which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided that the annual premium for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time. Parent will cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d) Without limiting any of the rights or obligations under this Section 5.6, from and after the Effective Time, the Surviving Corporation will keep in full force and effect, and will comply with the terms and conditions of, any agreement in effect as of the date of this Agreement between or among the Company or any of the Company Subsidiaries and any Indemnified Party providing for the indemnification of such Indemnified Party and Parent hereby guarantees the obligations of the Surviving Corporation pursuant to such agreements.

(e) This Section 5.6 will survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Indemnified Party. The indemnification and advancement provided for in this Section 5.6 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract, or otherwise. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent will make proper provisions such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 5.6.

Section 5.7. Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, prior to the Effective Time, each party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the Merger and the other Contemplated Transactions as promptly as possible and, in any event, by or before the Outside Date. In furtherance thereof, each party shall cause its ultimate parent entity (as such term is defined in the HSR Act) to, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger as promptly as practicable and in any event prior to the expiration of any applicable legal deadline (provided that, unless otherwise agreed by the Company and Parent in writing, the filing of a Notification and Report Form pursuant to the HSR Act must be made within ten (10) Business Days after the date of this Agreement) and (ii) to make an appropriate response as promptly as practicable to any request for additional information and documentary material that may be made pursuant to the HSR Act or any other Antitrust Law. The parties also will consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of such party in connection with proceedings under or relating to any Antitrust Laws. Without limiting the foregoing, the parties hereto agree (A) to give each other reasonable advance notice of all meetings with any Governmental Body relating to any Antitrust Laws, (B) to give each other an opportunity to participate in each such meeting, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Body relating to any Antitrust Laws, (D) if any Governmental Body initiates a substantive oral communication regarding any Antitrust Laws, to promptly notify the other party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all substantive written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Body regarding any Antitrust Laws and (F) to provide each other with copies of all substantive written communications to or from any Governmental Body relating to any Antitrust Laws. Any such disclosures or provision of copies by one party to the other may be made on an outside counsel basis, if appropriate; provided that, in any event, redactions may be made to remove material subject to attorney-client privilege, to comply with applicable Laws, or to remove material relating to valuation of the Company.

(b) Notwithstanding anything in this Agreement to the contrary, Parent shall, and shall cause each of its Subsidiaries and its controlled Affiliates to, use its reasonable best efforts to obtain any consents, clearances, or approvals, or the expiration or termination of any waiting period, required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign Law designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition (collectively, “Antitrust Laws”) to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Body, in each case, to cause the Merger to occur as promptly as possible and, in any event, by or before the Outside Date, including (i) promptly complying with any requests for additional information (including any second request) by any Governmental Body, (ii) if necessary to obtain clearance by any Governmental Body before the Outside Date, committing to and effecting any required action or restriction in relation to the assets, products and businesses of the Company and (iii) contesting, defending, and appealing any threatened or pending preliminary or permanent injunction or other order, decree, or ruling or statute, rule, regulation, or executive order that would adversely affect the ability of any party hereto to consummate the Merger and taking other actions to prevent the entry, enactment, or promulgation thereof; provided that nothing in this Section 5.7(b) shall require Parent to take any such action, or agree to any such restriction, unless it is conditioned upon consummation of the Contemplated Transactions. Furthermore, Parent shall not, and shall cause each of its Affiliates (other than any portfolio companies of any such Affiliates) and ultimate parent entities not to, acquire or agree to acquire any Person if such action would be expected to materially delay clearance by any Governmental Body or to make clearance by any Governmental Body before the Outside Date materially less probable. Parent shall bear the filing fees incurred by the parties in connection with any filings that may be required to obtain clearance under any Antitrust Law for the consummation of the Merger.

(c) Without limiting the obligations in clauses (a) and (b) of this Section 5.7, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Body challenging the Merger, each of Parent, Merger Sub and the Company will cooperate in all respects with each other and will use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, decision, or other order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger.

(d) Prior to the Effective Time, each party will use commercially reasonable efforts to obtain any consents, approvals, or waivers of third parties with respect to any Contracts to which it is a party as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance, or consummation of the Contemplated Transactions; provided that in no event will the Company or the Company Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty, or other consideration or make any other accommodation to any third party to obtain any consent, approval, or waiver required with respect to any such Contract.

Section 5.8. Public Announcements. The Company will not, and will cause the Company Subsidiaries to not, and Parent will not, and will cause each of its Affiliates to not, issue any press release or announcement concerning the Contemplated Transactions without the prior consent of the other party (which consent may not be unreasonably withheld, conditioned, or delayed), except any release or announcement required by applicable Law or any rule or regulation of NYSE, Nasdaq or any other stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement will use commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance; it being understood that the final form and content of any such release or announcement, to the extent so required, will be at the final discretion of the disclosing party. The restrictions of this Section 5.8 do not apply to communications by any party or its Representatives in connection with, or following, receipt of an Acquisition Proposal or a Change of Board Recommendation. Each party may make any press release or announcement to the extent that such press release or announcement is consistent with a press release or announcement previously made in compliance with this Section 5.8. Notwithstanding the foregoing, Parent, Merger Sub and their respective Affiliates may provide ordinary course communications regarding this Agreement and the Contemplated Transactions to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

Section 5.9. Conduct of Parent and Merger Sub.

(a) Subject to the other provisions of this Agreement, Parent will not, and will cause each of its Subsidiaries to not, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, result in any of the conditions to the Merger not being satisfied or prevent, materially delay, or materially impede the ability of Parent and Merger Sub to consummate the Merger or the other Contemplated Transactions.

(b) Parent shall, immediately following execution of this Agreement, adopt this Agreement in its capacity as sole stockholder of Merger Sub in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub.

Section 5.10. No Control of the Company’s Business. Nothing contained in this Agreement gives Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any of the Company Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.11. Merger Sub. Prior to the Effective Time, each of Parent and Merger Sub will not engage in any other business activities and will not incur any liabilities or obligations other than as contemplated herein. Parent shall take all actions necessary to cause Merger Sub to perform its obligations in accordance with this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement. All obligations of Merger Sub under this Agreement will be deemed joint obligations of Parent, as a principal obligor thereof and not merely as guarantor.

Section 5.12. Ownership of Company Securities. Prior to the Effective Time, Parent will not, and will cause each of its Subsidiaries to not, own (directly or indirectly, beneficially or of record) any Company Securities, and none of Parent, Merger Sub, or their respective Affiliates will hold any rights to acquire any Company Securities except pursuant to this Agreement and except with respect to the shares of common stock set forth on Section 5.12 of the Parent Disclosure Letter. Notwithstanding anything to the contrary contained herein, the prohibitions set forth in this Section 5.12 will not apply to any investment in any securities of the Company by or on behalf of any pension or employee benefit plan or trust, including (a) any direct or indirect interests in portfolio securities held by an investment company registered under the Investment Company Act of 1940, as amended, or (b) interests in securities comprising part of a mutual fund or broad based, publicly traded market basket, or index of stocks approved for such a plan or trust in which such plan or trust invests and, in all cases, over which Parent, Merger Sub, or their respective Subsidiaries exercise no investment discretion and provided such beneficial ownership does not result in an obligation by Parent, Merger Sub, or their respective Subsidiaries to file or amend a Schedule 13D pursuant to the Exchange Act. Parent and its Affiliates hereby agree, on behalf of itself and any permitted transferee or assignee who hold Company Securities, that it will maintain ownership of the Company Securities set forth on Section 5.12 of the Parent Disclosure Letter until the record date of the Stockholders’ Meeting and shall vote such Company Securities in favor of the Contemplated Transactions at such meeting, in person or by proxy.

Section 5.13. Stockholder Litigation. The Company will notify Parent of actions, suits, or claims instituted against the Company or any of its directors or officers relating to this Agreement or the Contemplated Transactions (“Stockholder Litigation”). Parent will have the right to participate in the defense of any such Stockholder Litigation, the Company will consult with Parent regarding the defense of any such Stockholder Litigation, and the Company will not settle or compromise any Stockholder Litigation without the prior written consent of Parent, not to be unreasonably withheld, delayed or conditioned.

Section 5.14. Payoff Letters. The Company shall deliver to Parent customary payoff letters in respect of the discharge of Indebtedness set forth on Section 5.14 of the Company Disclosure Letter (“Payoff Indebtedness”) at least three (3) Business Days prior to the Closing and, upon repayment in full of such Payoff Indebtedness (other than any customary obligations that survive the payment in full of the principal amount of the Payoff Indebtedness), the release of any Liens securing such Payoff Indebtedness and the return of any possessory collateral thereunder in a form customary for transactions of this nature, each signed by or on behalf of the holders of such Payoff Indebtedness (the “Payoff Letters”).

Section 5.15. Financing.

(a) Parent Financing Covenants.

(i) Parent and its Subsidiaries shall use their reasonable best efforts to consummate and obtain the Debt Financing contemplated by the Debt Commitment Letter on the terms set forth therein (to the extent required to satisfy the Funding Obligations at Closing), including using reasonable best efforts to (A) maintain in full force and effect the Debt Commitment Letter (and any definitive agreements entered into in connection therewith (the “Definitive Financing Agreements”)) in accordance with the terms thereof, subject to the provisions hereof relating to a Replacement ABL Debt Financing Election, (B) negotiate and enter into the Definitive Financing Agreements on terms and conditions not less favorable to Parent (unless consented to by Parent) than the terms and conditions contained in the Debt Commitment Letter, (C) satisfy on a timely basis (or obtain the waiver of) at or prior to Closing all conditions to obtaining the Debt Financing set forth in the Debt Commitment Letter that are applicable to Parent and within Parent’s control and (D) upon satisfaction of the conditions set forth in the Debt Commitment Letter (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing), to cause the Debt Financing to be consummated at the Closing; provided that all of the conditions set forth in Section 6.1 and Section 6.2 (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing) have been satisfied or waived. Parent shall give the Company prompt notice upon (I) becoming aware of any material breach or default by any party to the Debt Commitment Letter or any Definitive Financing Agreements or (II) its receipt of any written notice or other written communication from any party to the Debt Commitment Letter with respect to (1) any failure to comply with the terms of the Debt Commitment Letter or any Definitive Financing Agreement by any party thereto or (2) any actual or threatened (in writing) termination or repudiation (whether in whole or in part, unless the remaining Financing would be sufficient to satisfy the Funding Obligations at Closing) of the Debt Commitment Letter or any Definitive Financing Agreement by any party thereto. Upon the written request of the Company (which may be via electronic email), Parent shall inform the Company in reasonable detail of the status of Parent’s efforts to arrange the Debt Financing; provided, however, that nothing in this sentence or the immediately preceding sentence shall require Parent to disclose any information that is subject to the attorney client or work product privilege or the disclosure of which would result in the breach of any of Parent’s confidentiality obligations set forth in the Debt Commitment Letter (as in effect on the date hereof). Without the prior written consent of the Company (which shall not be unreasonably withheld, delayed or conditioned), but subject to the provisions hereof relating to a Replacement ABL Debt Financing Election, Parent shall not permit any amendment or modification (other than amendments or modifications contemplated by the “flex” provisions included in the Fee Letters) to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter, or release or consent to the termination of the obligations of the sources of the Debt Financing under the Debt Commitment Letter if such amendment, modification, waiver, consent or termination or release (A) reduces the aggregate amount of the Debt Financing below the amount necessary, together with all other Financing available, to satisfy the Funding Obligations at Closing, (B) imposes additional conditions precedent to the availability of the Debt Financing or amends or modifies any of the existing conditions to the funding of the Debt Financing, in each case, in a manner that would prevent or materially impede or delay the funding of the Debt Financing on the Closing Date in an amount sufficient to satisfy the Funding Obligations at Closing or (C) materially and adversely impacts the ability of Parent to enforce its rights against the Debt Financing Sources party to such Debt Commitment Letter; provided that, for the avoidance of doubt, Parent shall be permitted to amend or otherwise modify the Definitive Financing Agreements solely to add additional Debt Financing Sources after the date hereof (and to make any conforming or ministerial changes related thereto) and/or to make conforming or ministerial changes related to the exercise of the Replacement ABL Debt Financing Election.

(ii) If the Debt Financing (including, for the avoidance of doubt, any Replacement ABL Debt Financing Election) contemplated by the Debt Commitment Letter (including, for the avoidance of doubt, any Replacement ABL Debt Commitment Letter) in an amount necessary, together with all other Financing available, to satisfy the Funding Obligations at Closing, becomes unavailable on the terms and conditions contemplated therein, in whole or in part, for any reason, Parent shall (A) promptly notify the Company thereof and (B) use reasonable best efforts to arrange for and obtain alternative debt financing from other sources on terms and conditions that are not less favorable, taken as a whole, to Parent (unless consented to by Parent) than those set forth in the Debt Commitment Letter in respect of the Debt Financing (and/or in the Replacement ABL Debt Commitment Letter in respect of the Replacement ABL Debt Financing, as applicable), which has become unavailable (taking into account any market “flex” provisions included in the Fee Letters) in an amount sufficient to consummate the transactions contemplated by this Agreement in the timeframe contemplated by this Agreement (the “Alternative Financing”) to replace such unavailable Debt Financing (and/or Replacement ABL Debt Financing, as applicable), and to obtain a new financing commitment letter (or an amendment or other modification of the Debt Commitment Letter (and/or the Replacement ABL Debt Commitment Letter, as applicable)) with respect to such Alternative Financing (an “Alternative Commitment Letter”); provided that Parent shall have no obligation to pay any fees that would exceed those contemplated by the Debt Commitment Letter (and/or the Replacement ABL Debt Commitment Letter, as applicable) as of the date hereof. For the avoidance of doubt, the failure to arrange for any such Alternative Financing does not relieve Parent of any of its obligations under this Agreement. In the event any Alternative Commitment Letter is obtained, (x) any reference in this Agreement to any “Debt Financing” shall be deemed to include the financing contemplated by such Alternative Commitment Letter and (y) any reference in this Agreement to any “Debt Commitment Letter” or “Replacement ABL Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter and/or Replacement ABL Debt Commitment Letter, as applicable (to the extent not superseded by an Alternative Commitment Letter at the time in question) and any Alternative Commitment Letter, in each case, to the extent then in effect, and, in each case other than with respect to Parent’s representations set forth in Section 4.11 with respect to the Debt Commitment Letter and Debt Financing.

(iii) Parent shall indemnify, defend and hold harmless the Company and the Company Subsidiaries and each of their respective officers, directors, employees or agents from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Debt Financing and with any of their cooperation or assistance with respect to the Debt Financing or the provision of any information (other than historical information relating to the Company and the Company Subsidiaries or other information furnished in writing by or on behalf of Company, the Company Subsidiaries or their Representatives) utilized in connection therewith or otherwise arising from the Debt Financing (excluding lost profits and losses from any consequential, indirect, special or punitive damages (other than any such damages awarded to a third party in a final non-appealable judgment of a court of competent jurisdiction)), except, in each case, to the extent arising from the willful misconduct, gross negligence, fraud or misrepresentation of the Company and the

Company Subsidiaries or their respective officers, directors, employees or agents, as determined by a final non-appealable judgment of a court of competent jurisdiction. Parent shall from time to time, promptly upon written request by the Company (which may be via electronic mail), reimburse the Company and the Company Subsidiaries for any and all out of pocket expenses, fees, costs and expenses incurred by the Company or any Company Subsidiary (including those of their respective officers, directors, employees or agents) incurred by any of them to the extent arising from any of their cooperation or assistance with respect to the Debt Financing (which, for the avoidance of doubt, shall not include (w) costs and expenses incurred in connection with the preparation of historical financial statements in the ordinary course of business and consistent with past practices (including, to the extent prepared in the ordinary course of business and consistent with past practices, the Required Bank Information), (x) any ordinary course amounts payable to employees of the Company or the Company Subsidiaries with respect to services provided prior to the Closing, (y) any amounts incurred in connection with the Payoff Letters and (z) any other amounts that would have been incurred in connection with the Contemplated Transactions regardless of the existence of the Debt Financing (collectively, “Excluded Costs”)).

(iv) Notwithstanding anything contained herein to the contrary, it is understood and agreed that Parent may elect upon five (5) Business Days prior written notice to the Company (such election, a “Replacement ABL Debt Financing Election”) to replace any portion of the commitments in respect of the Debt Financing with alternative debt financing commitments in the form of asset-based revolving commitments (or similar current asset financing) from other Debt Financing Sources, upon delivery to the Company of true and complete executed copies (in each case, in accordance with this Section 5.15(a)(iv)) of a debt commitment letter (including all exhibits, schedules, annexes, supplements, joinders and amendments thereto, a “Replacement ABL Debt Commitment Letter”), together with true and complete executed copies of fee letters (including all exhibits, schedules, annexes and amendments thereto, collectively, the “Replacement ABL Fee Letters”); provided that provisions in the Replacement ABL Fee Letters related solely to fees, market “flex” terms and other economic and commercially sensitive terms may be redacted, so long as such redactions do not cover terms that would adversely affect the amount, the conditionality, availability or termination of any portion of the Replacement ABL Debt Financing required to satisfy the Funding Obligations at Closing, pursuant to which, and subject to the terms and conditions therein, such Debt Financing Sources have committed to lend the amounts set forth therein to Parent for the purpose of funding a portion of the Contemplated Transactions (the “Replacement ABL Debt Financing”), so long as: (A) the aggregate amount of debt financing provided under the Replacement ABL Debt Commitment Letter, together with the Equity Financing and any portion of the commitments in respect of the Debt Financing that have not been replaced (and for which commitments are still in effect), shall be sufficient to satisfy the Funding Obligations at Closing, (B) [reserved], and (C) the replacement with the Replacement ABL Debt Commitment Letter does not (I) reduce the aggregate amount of the Debt Financing (including, for the avoidance of doubt, any financing provided under any Replacement ABL Debt Commitment Letter or any Alternative Financing) below the amount necessary, together with all other Financing available, to satisfy the Funding Obligations at Closing, (II) impose additional conditions precedent to the availability of the Debt Financing (including, for the avoidance of doubt, any financing provided under any Replacement ABL Debt Commitment Letter or any Alternative Financing) or amend or modify any of the existing conditions to the funding of the Debt Financing (including, for the avoidance of doubt, any financing provided under any Replacement ABL Debt Commitment Letter or any Alternative Financing), in each case, in a manner that would prevent or materially impede or delay the funding of the Debt Financing (including, for the avoidance of doubt, any financing provided under any Replacement ABL Debt Commitment Letter or any Alternative Financing) on the Closing Date in an amount sufficient to satisfy the Funding Obligations at Closing or (III) adversely affect, in any respect, taken as a whole, Parent’s rights and remedies under the Replacement ABL Debt Commitment Letter relative to the Debt Commitment Letter with respect to the Debt Financing so replaced. Parent shall deliver to the Company (a) a draft of any such Replacement ABL Debt Commitment Letter and Replacement ABL Fee Letters promptly and in any event no less than two (2) Business Days prior to the execution thereof (or such shorter period agreed to by the Company) and (b) correct and complete copies of any executed Replacement ABL Debt Commitment Letter to the Company promptly and in any event within two (2) Business Days after execution and delivery thereof to Parent (or such other period agreed to by the Company). In the event any Replacement ABL Debt Commitment Letter is obtained, (x) any reference in this Agreement to any “Debt Financing” or “Replacement ABL Debt Financing”, as applicable, shall be deemed to include the financing contemplated by such Replacement ABL Debt Commitment Letter or any Alternative Financing, as applicable, and (y) any reference in this Agreement to any “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter (to the extent not superseded by such Replacement ABL Debt Commitment Letter at the time in question), any Replacement ABL Debt Commitment Letter and any Alternative Commitment Letter, in each case, to the extent then in effect, and, in each case, other than with respect to Parent’s representations set forth in Section 4.11 with respect to the Debt Commitment Letter and the Debt Financing.

(b) Company Financing Cooperation Covenants.

(i) From the date hereof until the Closing or the earlier termination of this Agreement, the Company and the Company Subsidiaries (x) shall promptly after becoming available furnish to Parent the Required Bank Information and (y) shall and shall use reasonable best efforts to cause their respective officers, employees, advisors and other representatives to, at Parent’s sole cost and expense (excluding, for the avoidance of doubt, Excluded Costs) and at Parent’s reasonable request, use reasonable best efforts to cooperate with Parent in connection with the arrangement of the Debt Financing, including by (A) participating in a reasonable number of bank meetings, road shows, due diligence sessions and similar presentations (but not more than two primary bank meetings) (in each case, which may be held via conference call) to and with prospective Debt Financing Sources and rating agencies, including direct contact between senior management and the other representatives of the Company and the Company Subsidiaries, on the one hand, and the actual and potential Debt Financing Sources, on the other hand, and with reasonable advance written notice and at times and locations to be mutually agreed between the Parent and the Company, (B) (x) using reasonable best efforts to cause the independent auditors of the Company and the Company Subsidiaries to assist and cooperate with Parent in connection with the Debt Financing, including by (I) providing consent to the offering memoranda that include or incorporate the Company’s consolidated financial information and their reports thereon, and customary comfort letters (including “negative assurance” and change period comfort) with respect to financial information relating to the Company and the Company Subsidiaries and (II) with prior written notice and at times and locations to be mutually agreed between Parent and the Company (which may be held via conference call) attending accounting due diligence sessions in connection with the Debt Financing and (y) assisting with the preparation of customary materials for rating agency presentations, lender and investor presentations, business projections, bank information memoranda, private placement memoranda and other customary marketing and syndication materials required in connection with the Debt Financing, and identifying any portion of the information set forth in any of the foregoing that would constitute material, non-public information if any of the Company and the Company Subsidiaries were a public reporting company, including the execution and delivery of customary authorization letters related thereto (including customary representations with respect to the absence of material non-public information in the public-side versions of documents and the absence of material misstatements or omissions) and customary chief financial officer and similar certificates covering certain financial information in the offering documents not otherwise covered by “comfort” letters described above, and providing cooperation with the due diligence efforts of the Debt Financing Sources to the extent reasonable and customary, (C) furnishing Parent and its actual and potential Debt Financing Sources with any other pertinent information regarding the Company and the Company Subsidiaries reasonably requested by Parent or its Debt Financing Sources in connection with the Debt Financing, (D) to the extent requiring the cooperation of or is within the control of the Company and the Company Subsidiaries, assisting with the preparation of the Definitive Financing Agreements and the schedules and exhibits thereto, in each case, as may be reasonably requested by Parent, (E) assisting with the pledging of collateral, granting and perfection of security interests and provision of guarantees for the Debt Financing, which shall not be effective earlier than the Closing, (F) to the extent any of the foregoing requires the cooperation of, or is within the control of the Company and the Company Subsidiaries, assisting Parent with the preparation, execution and delivery of customary certificates (including any perfection certificate, and a certificate of the chief financial officer (or other person performing similar functions) of the Company with respect to solvency matters, and, solely to the extent required by the Definitive Financing Agreements, waivers, surveys, appraisals, environmental reports (other than any soil, groundwater or other invasive environmental investigations), title insurance, insurance certificates and endorsements), (G) delivering customary authorization and representation letters with respect to the bank information memoranda, (H) subject to the occurrence of the Closing, taking all corporate or company actions reasonably necessary to permit the consummation of the Debt Financing, including any high yield financing, and to permit the proceeds thereof to be made available at the Closing Date to consummate the Contemplated Transactions, (I) using reasonable best efforts to ensure that the Debt Financing Sources benefit materially from existing lending relationships of the Company and the Company Subsidiaries, (J) providing to Parent and its Debt Financing Sources at least four (4) Business Days prior to the Closing Date all documentation and other information not previously provided or made available to Parent and Merger Sub, as is required by regulatory authorities under applicable “know your customer” and anti money laundering rules and regulations, including the PATRIOT Act and a certification regarding beneficial ownership as required by 31 C.F.R. Section 1010.230 relating to the Company and the Company Subsidiaries, to the extent requested by Parent in writing at least eight (8) Business Days prior to the Closing Date, (K) providing Parent with financial, business and other information of the Company and the Company Subsidiaries that is reasonably requested by Parent to the extent necessary to permit Parent to prepare pro forma financial statements in connection with the Debt Financing, (L) cooperating with any collateral appraisals and field examinations as may be reasonably requested by Parent or the Debt Financing Sources (other than any soil, groundwater or other invasive environmental investigations), (M) providing prepayment notices and obtaining documents reasonably requested by Parent or the Debt Financing Sources relating to the repayment, redemption or satisfaction and discharge, as applicable, of the Payoff Indebtedness, and the release on the Closing Date of all related Liens, including the Payoff Letters, (N) subject to the occurrence of the Closing, executing and delivering definitive documents and closing certificates relating to the Debt Financing as may be reasonably requested by Parent, but solely to the extent that the applicable officer is continuing in such role following the Closing and (O) cooperating in the replacement or backstop of any outstanding letters of credit issued for the account of the Company and the Company Subsidiaries.

(ii) The Company and the Company Subsidiaries consent to the customary and reasonable use of the Company and the Company Subsidiaries’ logos solely in connection with any Debt Financing; provided that Parent shall ensure that the use of such logos shall not be in a manner that would reasonably be likely to harm or disparage the Company and the Company Subsidiaries or the reputation or goodwill of the Company and the Company Subsidiaries.

(iii) Notwithstanding anything in this Agreement to the contrary, (i) none of the Company and the Company Subsidiaries or any of their respective directors, officers, employees or agents shall be required to execute, deliver or enter into or perform any certificate, instrument, agreement or other document in connection with the Debt Financing, including any Definitive Financing Agreement that is not contingent upon the Closing and that would be effective prior to the Closing, except for customary authorization and representation letters in any marketing materials for the Debt Financing and letters with rating agencies and no directors or managers of the Company and the Company Subsidiaries shall be required to adopt resolutions approving the agreements, documents and instruments in connection with the Debt Financing unless such director or manager is continuing in such role following the Closing, (ii) nothing herein shall require cooperation or other actions or efforts on the part of the Company and the Company Subsidiaries or any of their respective directors, officers, employees or agents in connection with the Debt Financing to the extent it would (A) interfere unreasonably with the business or operations of the Company and the Company Subsidiaries, (B) cause significant competitive harm to the Company and the Company Subsidiaries if the transactions contemplated by this Agreement are not consummated or (C) subject any of the Company’s or the Company Subsidiaries’ respective directors, managers, officers, or employees to any actual or potential personal liability, (iii) none of the Company or the Company Subsidiaries shall be required to deliver or obtain legal opinions of internal or external legal counsel, (iv) other than with respect to customary authorization and representation letters and letters with rating agencies, none of the Company and the Company Subsidiaries or any of their respective directors, officers, employees or agents will be required to (x) pay any commitment or other fee or incur or assume any other liability or obligation in connection with the Debt Financing or to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or agree to provide any indemnity in connection with the Debt Financing or any of the foregoing, in each case, prior to the Closing, or (y) enter into any agreement effective in connection with the Debt Financing prior to the Closing, (v) nothing in this Section 5.15(b) shall require any action that would (A) reasonably be expected to conflict with or violate the Company’s or any Company Subsidiaries’ organizational documents or any Laws or result in the contravention of, or a default under, any material Contract to which the Company or any Company Subsidiary is a party, (B) provide access to or disclose information where the Company reasonably determines that such access or disclosure would reasonably be likely to jeopardize the attorney-client privilege or contravene any Law or Contract, (C) waive or amend any terms of this Agreement or any other

Contract to which the Company or any Company Subsidiary is a party, (D) cause any condition to the Closing set forth in Section 6.1, Section 6.2 or Section 6.3 to not be satisfied or (E) cause any breach of this Agreement.

(iv) The Company and the Company Subsidiaries shall have no liability whatsoever to Parent in respect of any financial information or data or other information provided pursuant to this Section 5.15(b), in each case, except to the extent arising or resulting from the willful misconduct, gross negligence, fraud or misrepresentation of the Company and the Company Subsidiaries or their respective officers, directors, employees or agents, as determined by a final non-appealable judgment of a court of competent jurisdiction.

(v) The provisions contained in this Section 5.15(b) represent the sole obligation of the Company, the Company Subsidiaries and their Affiliates and their respective directors, officers, employees, agents and other Representatives with respect to cooperation in connection with the arrangement of the Financing and no other provision of this Agreement (including the exhibits and schedules hereto) shall be deemed to expand or modify such obligations.

(vi) All non-public or otherwise confidential information regarding the Company or the Company Subsidiaries obtained by Parent or its respective directors, officers, employees, agents or other Representatives pursuant to this Section 5.15(b) shall be treated in accordance with the Confidentiality Agreement, as amended hereby, except that Parent shall be permitted to disclose such information to Parent’s or its Affiliates’ Financing Sources, rating agencies and prospective lenders and investors in connection with the arrangement and/or syndication of the Financing, and with respect to the Debt Financing, so long as each recipient is subject to confidentiality undertakings pursuant to the Debt Commitment Letter or that are at least as restrictive as those applicable to the Debt Financing Sources under the Debt Commitment Letter, and with respect to any other Financing, as restrictive as those applicable to “Approved Financing Sources” under the Confidentiality Agreement.

Section 5.16. Compliance with Alcohol Laws. Parent shall cooperate with the Company in a timely manner to provide any and all information necessary to be supplied by Parent and/or its investors, to the applicable Alcoholic Beverage Authorities. If any Action is instituted (or threatened), including any appeals, challenging the Merger as violating any Alcohol Law or if any decree, order, judgment or injunction (whether temporary, preliminary or permanent) is entered, enforced or attempted to be entered or enforced by any alcoholic beverage licensing agency that would make the Merger illegal or otherwise delay or prohibit the consummation of the Merger and the Contemplated Transactions, Parent and the Company shall use reasonable best efforts to contest and defend any such Action to avoid entry of, or to have vacated, lifted, reversed, repealed, rescinded or terminated, any decree, order, judgment or injunction (whether temporary, preliminary or permanent) that prohibits, prevents or restricts consummation of the Merger and the Contemplated Transactions.

Section 5.17. State Takeover Laws. If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to any of the Contemplated Transactions, the parties hereto will use commercially reasonable efforts to take all such actions as are reasonably necessary to minimize the effects of any such statute or regulation on such transactions.

Section 5.18. Securities Trading Plans. The Company shall use commercially reasonable efforts to suspend any securities trading plan entered into by any executive officers or directors of the Company pursuant to Rule 10b5-1 of the Exchange Act until the earlier of (1) the Closing Date or (2) the date this Agreement is validly terminated pursuant to Article VII.

ARTICLE VI

CONDITIONS OF MERGER

Section 6.1. Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a) No order, injunction or decree issued by any Governmental Body of competent jurisdiction preventing the consummation of the Merger shall be in effect. No Law, order, injunction or decree shall have been enacted, entered, promulgated or enforced (and continue to be in effect) by any Governmental Body that prohibits or makes illegal the consummation of the Merger.

(b) This Agreement shall have been duly adopted by holders of Common Shares constituting the Company Requisite Vote in accordance with the DGCL and the Company Organizational Documents.

(c) Any applicable waiting period under the HSR Act shall have expired or been terminated and any other consents, registrations, declarations, notices or filings set forth on Section 6.1(c) of the Company Disclosure Letter shall have been made or obtained (or deemed to have been made or obtained by virtue of the expiration or termination of any applicable waiting periods), as applicable, in accordance with foreign Antitrust Laws.

Section 6.2. Conditions to Obligation of Parent and Merger Sub to Effect the Merger. The respective obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver in writing (where permissible) at or prior to the Effective Time of each of the following conditions:

(a) (i) Each of the representations and warranties of the Company set forth in Section 3.9(a) (Absence of Certain Developments) shall be true and correct in all respects on the date hereof and as of the Closing Date as though made on and as of such date, (ii) each of the representations and warranties of the Company set forth in Section 3.3(b), Section 3.3(c), and Section 3.3(d) (Capital Stock) shall be true and correct in all respects, except for any inaccuracies or combination of inaccuracies in such representations and warranties relative to the total fully-diluted equity capitalization of the Company on the date hereof and as of the Closing Date that do not result in an increase in the aggregate consideration otherwise payable by Parent in the Merger by more than $7,500,000, as of the Closing Date as though made on and as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date), (iii) each of the representations and warranties of the Company set forth in Section 3.1 (Organization and Corporate Power), Section 3.2

(Authorization; Valid and Binding Agreement), Section 3.24 (Brokerage) and Section 3.27 (Opinion) shall be true and correct in all material respects, on the date hereof and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is true and correct in all material respects as of such earlier date) and (iv) each of the other representations and warranties of the Company contained in Article III shall be true and correct except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect”) has not had, individually or in the aggregate, a Company Material Adverse Effect, on the date hereof and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date);

(b) The Company shall have performed or complied in all material respects (or if any time prior to the Closing has not performed or complied with covenants or obligations that are capable of being cured, such non-performance and non-compliance has been cured) with all covenants and obligations that the Company is required to comply with or to perform under this Agreement at or prior to the Closing Date

(c) Since the date of this Agreement, no Company Material Adverse Effect shall have occurred; and

(d) The Company shall have delivered to Parent a certificate signed by an authorized officer of the Company, dated the Closing Date, certifying as to the satisfaction by the Company of the conditions described in clauses (a), (b) and (c) of this Section 6.2.

Section 6.3. Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger are subject to the satisfaction or waiver in writing (where permissible) at or prior to the Effective Time of each of the following conditions:

(a) Each of the representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect”) has not had, individually or in the aggregate, a Parent Material Adverse Effect, on the date hereof and as of the Closing Date, as if made as of such date (except for those representations and warranties which address matters as of an earlier date, which shall have been so true and correct as of such earlier date);

(b) Parent and Merger Sub shall have performed or complied in all material respects (or if any time prior to the Closing has not performed or complied with covenants or obligations that are capable of being cured, such non-performance and non-compliance has been cured) with all covenants and obligations that Parent and Merger Sub are required to comply with or to perform under this Agreement at or prior to the Closing Date; and

(c) Parent shall have delivered to the Company a certificate signed by an authorized officer or Parent, dated the Closing Date, certifying as to the satisfaction by Parent and Merger Sub of the conditions described in clauses (a) and (b) of this Section 6.3.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.1. Termination by Mutual Agreement. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by mutual written consent of Parent and the Company.

Section 7.2. Termination by Either Parent or the Company. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by Parent or the Company if:

(a) any court of competent jurisdiction or other Governmental Body of competent jurisdiction has issued a final order, decree, or ruling, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Merger, and such order, decree, ruling, or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to a party if the issuance of such final and non-appealable order was primarily caused by the failure of such party to comply with its obligations under this Agreement, including Section 5.7;

(b) the Effective Time has not occurred on or prior to the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 7.2(b) shall not be available to a party if the failure of the Effective Time to occur on or prior to the Outside Date was primarily caused by the failure of such party to comply with Section 5.7 or its obligations to consummate the Closing on the date on which such party is required to consummate the Closing pursuant to Section 1.3; or

(c) this Agreement shall not have been duly adopted by holders of Common Shares constituting the Company Requisite Vote at the Stockholders’ Meeting or any adjournment or postponement thereof at which a vote is taken on the Merger.

Section 7.3. Termination by the Company. This Agreement may be terminated, and the Merger may be abandoned by the Company:

(a) at any time prior to the Effective Time, if there has been a breach of any covenant or agreement made by Parent or Merger Sub in this Agreement, or any representation or warranty of Parent or Merger Sub is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy would cause a failure of the conditions in Section 6.3 (and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by Parent or Merger Sub of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period); provided, however, that the right to terminate this Agreement pursuant to this Section 7.3(a) shall not be available to the Company if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement that would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b);

(b) at any time prior to the Company’s receipt of the Company Requisite Vote, pursuant to the terms of Section 5.3(f)(i); provided that, promptly following such termination, the Company enters into an Alternative Acquisition Agreement in respect of such Superior Proposal and pays the Company Termination Fee due pursuant to Section 7.5(b); or

(c) at any time prior to the Effective Time, if (i) the conditions set forth in Section 6.1 and Section 6.2 have been and continue to be satisfied or waived at the time the Closing is required to have occurred pursuant to Section 1.3 (other than those conditions that by their nature are to be satisfied at the Closing (but subject to such conditions being capable of being satisfied at the Closing)), (ii) Parent fails to consummate the Closing on the date on which Parent is required to consummate the Closing pursuant to Section 1.3 and (iii) the Company has, at least three (3) Business Days prior to seeking to terminate this Agreement pursuant to this Section 7.3(c), irrevocably confirmed in a written notice delivered to Parent that the Company is ready, willing and able to consummate the Closing on such date of notice and at all times during the three (3) Business Day period immediately thereafter, subject to those closing conditions that by their terms or nature are to be satisfied at the Closing, and Parent and Merger Sub have not consummated the Closing by the end of such three (3) Business Day period.

Section 7.4. Termination by Parent. This Agreement may be terminated, and the Merger may be abandoned, at any time prior to the Effective Time, by Parent if:

(a) there has been a breach of any covenant or agreement made by the Company in this Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date of this Agreement, and such breach or inaccuracy would cause a failure of the conditions in Section 6.2 (and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period); provided, however, that the right to terminate this Agreement pursuant to this Section 7.4(a) shall not be available to Parent if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement that would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b); or

(b) the Company Board or any committee thereof effects a Change of Board Recommendation.

Section 7.5. Effect of Termination.

(a) Any termination of this Agreement in accordance with this Article VII will be effective immediately upon the delivery of a written notice by the terminating party to the non-terminating party and, if then due, payment of the Company Termination Fee or Parent Termination Fee, as applicable. In the event of termination of this Agreement pursuant to this Article VII, this Agreement (other than Section 5.2(b), Section 5.15(a)(iii), Article VII and Article VIII, each of which will survive any termination of this Agreement) will become void and of no effect with no liability on the part of any party (or of any of its Representatives or, for the avoidance of doubt, any Debt Financing Party); provided, however, that except in a circumstance where the Company Termination Fee is paid pursuant to Section 7.5(b) or the Parent Termination Fee is paid pursuant to Section 7.5(c), and subject to Section 7.5(b) and Section 7.5(c), no such termination will relieve any Person of any liability for damages resulting from fraud or any material breach of this Agreement that is a consequence of an act or omission intentionally undertaken by the breaching party with the knowledge that such act or omission would result in a material breach of this Agreement (an “Intentional Breach”); provided that, notwithstanding anything in this Agreement to the contrary, in no event shall the Parent Related Parties have any monetary liability or obligation (for clarity, including the Parent Termination Fee, if payable) for an aggregate amount greater than the amount of the Parent Termination Fee plus the obligations set forth in Section 5.15(a)(iii).

(b) Company Termination Fee.

(i) In the event that:

(A) this Agreement is terminated by the Company pursuant to Section 7.3(b);

(B) this Agreement is terminated by Parent pursuant to Section 7.4(b); or

(C) (i) this Agreement is terminated by either Parent or the Company pursuant to Section 7.2(c), or by Parent pursuant to Section 7.4(a), (ii) if, following the execution and delivery of this Agreement, and in the case of a termination pursuant to Section 7.4(a), the applicable breach occurred after such announcement, disclosure or communication but prior to the termination of this Agreement, (A) an Acquisition Proposal for an Alternative Acquisition Agreement has been publicly announced or disclosed by any Person or otherwise communicated to the Company Board (unless publicly withdrawn at least five (5) Business Days prior to the Stockholders’ Meeting or in the case of a termination pursuant to Section 7.4(a), prior to such applicable breach), and (iii) within twelve (12) months after such termination, the Company enters into an Alternative Acquisition Agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (provided that, for purposes of Section 7.5(b)(i)(C), references to “20%” in the definition of Acquisition Proposal will be substituted for “50%”);

then, in any such case, the Company will pay Parent a termination fee of $53,500,000 (the “Company Termination Fee”), by wire transfer of immediately available funds to the account or accounts designated by Parent; provided that, if this Agreement is terminated pursuant to Section 7.3(b) by the Company with respect to a Superior Proposal received after execution of this Agreement and such termination occurs prior to the later of (A) the No-Shop Period Start Date and (B) one (1) day following the expiration of any Notice Period commenced prior to the No-Shop Period Start Date (or any subsequent Notice Period commenced within three (3) Business Days of the conclusion of a Notice Period with respect to a Superior Proposal made by the party which submitted the Superior Proposal that initiated the Notice Date prior to the No-Shop Period Start Date (the “Specified Party”) and in each case, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal made by the Specified Party), then the “Company Termination Fee” shall mean an amount equal to $29,000,000. Any payment required to be made (1) pursuant to Section 7.5(b)(i)(A) will be paid concurrently with such termination, (2) pursuant to Section 7.5(b)(i)(B) will be paid no later than five (5) Business Days after such termination and (3) pursuant to Section 7.5(b)(i)(C) will be payable to Parent upon consummation of the transaction referenced therein. The Company will not be required to pay the Company Termination Fee pursuant to this Section 7.5(b) more than once. Notwithstanding anything to the contrary in this Agreement, (i) payment of the Company Termination Fee pursuant to this Section 7.5(b), if this Agreement is terminated under circumstances in which the Company Termination Fee is payable, shall be the sole and exclusive remedy of Parent, Merger Sub and their respective Affiliates and its and their respective director or indirect former, current or future, Affiliates, general or limited partners, stockholders, managers, managed or approved funds, members, directors, officers, employees, agents, Representatives, advisors or assignees of the foregoing, or any other Person, against the Company, the Company Subsidiaries, their respective Affiliates and its and their respective direct or indirect, former, current or future, Affiliates, general or limited partners, stockholders, managers, managed or approved funds, members, directors, officers, employees, agents, Representatives, advisors or assignees of the foregoing (each, a “Company Related Party”) for any and all losses, liabilities and damages that may be suffered based upon, resulting from, arising out of, or relating to this Agreement, including the breach of any representation, warranty, covenant or agreement in this Agreement, the termination of this Agreement, or the failure to consummate the Contemplated Transactions, and (ii) in the event the Company Termination Fee is due and payable pursuant to this Section 7.5(b), no Parent Related Party will seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award or damages (including consequential, special, indirect or punitive damages) against any Company Related Party.

(c) Parent Termination Fee.

(i) In the event that the Company validly terminates this Agreement pursuant to, and in compliance with, Section 7.3(a) or Section 7.3(c) (each, a “Qualified Termination”), then Parent shall pay to the Company, or cause to be paid to the Company, a termination fee of $95,000,000 in cash in immediately available funds (such payment, the “Parent Termination Fee”) within three (3) Business Days following such Qualified Termination, it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. Any amount that becomes payable pursuant to this Section 7.5(c) shall be paid by wire transfer in immediately available funds to an account or accounts designated in writing by the Company. Notwithstanding anything to the contrary in this Agreement, other than the Company’s injunctive, specific performance and equitable relief rights, as and only to the extent expressly permitted by Section 8.13 and the Company’s right of specific performance pursuant to the Equity Commitment Letter, (i) the Company’s right to terminate this Agreement and receive payment of the Parent Termination Fee pursuant to Section 7.5(c) and the obligations from Parent (or the Guarantors under and in accordance with the Guaranty) set forth in Section 5.15(a)(iii) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company and the Company Subsidiaries and their respective Affiliates or any other Person, against Parent, Merger Sub, the Debt Financing Parties, the Guarantors, their respective Affiliates and its and their respective direct or indirect, former, current or future, Affiliates, general or limited partners, stockholders, managers, managed or approved funds, members, directors, officers, employees, agents, Representatives, advisors or assignees of the foregoing (each, a “Parent Related Party”) for any and all losses, liabilities and damages that may be suffered based upon, resulting from, arising out of, or relating to this Agreement and the Financing, including the breach of any representation, warranty, covenant or agreement in this Agreement, the termination of this Agreement, or the failure to consummate the Contemplated Transactions and (ii) other than the payment of the Parent Termination Fee to the Company by Parent (or the Guarantors under the

Guaranty) if and when due and the obligations set forth in Section 5.15(a)(iii) of Parent (or the Guarantors under the Guaranty), no Parent Related Party shall have any further liability or obligation relating to or arising out of this Agreement or the Financing, including the breach of any representation, warranty, covenant, or agreement in this Agreement, the termination of this Agreement, or failure to consummate the Contemplated Transactions. Notwithstanding the foregoing, in the event that this Agreement is terminated without the Closing having occurred, this Section 7.5(c) will not relieve Parent or Merger Sub from any liability for any fraud or Intentional Breach of this Agreement, except that under no circumstances will the amount payable by Parent and Merger Sub under this Agreement (for clarity, including the Parent Termination Fee, if payable) whether payable hereunder or by the Guarantors under the Guaranty exceed, in the aggregate, the amount of the Parent Termination Fee plus the obligations set forth in Section 5.15(a)(iii), and in no event shall Parent be required to pay both damages under this Agreement and the Parent Termination Fee. In no event will any Company Related Party seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award or damages (including consequential, special, indirect or punitive damages) against any Parent Related Party with respect to this Agreement, the Financing Commitments, the Guaranty or the Contemplated Transactions (including any breach by any Parent Related Party), the termination of this Agreement, the failure to consummate the Contemplated Transactions thereby or any Actions under applicable Laws arising out of any such breach, termination or failure (including in the event of an Intentional Breach), other than the Company from Parent or Merger Sub to the extent expressly provided for in this Agreement or the Guaranty. For the avoidance of doubt, while the Company may pursue a grant of specific performance under Section 8.13 and may pursue its rights of specific performance under the Equity Commitment Letter prior to termination of this Agreement and/or the payment of the Parent Termination Fee or damages (subject to the limitations herein) under this Section 7.5 following the termination of this Agreement, under no circumstances shall the Company be permitted or entitled to receive from Parent both a grant of specific performance in accordance with Section 8.13, on the one hand, and payment of all or a portion of the Parent Termination Fee (or any other monetary damages) (subject to the limitations herein), on the other hand.

(d) Each of the Company and Parent acknowledges that the agreements contained in Section 7.5(b) and Section 7.5(c) are an integral part of the Contemplated Transactions, and that, without these agreements, Parent, Merger Sub and the Company would not have entered into this Agreement. Accordingly, if the Company or Parent, as applicable, fails to promptly pay the amount due pursuant to Section 7.5(b) or Section 7.5(c), as applicable, and, in order to obtain such payment, Parent or Merger Sub or the Company, as applicable, commences a suit that results in a judgment against the Company for the amount set forth in Section 7.5(b) or against Parent for the amount set forth in Section 7.5(c), the Company will pay to Parent, or Parent will pay to the Company, as applicable, interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date of payment.

Section 7.6. Expenses. Except as otherwise specifically provided herein, each party will bear its own expenses in connection with this Agreement and the Contemplated Transactions.

Section 7.7. Amendment and Waiver. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, whether before or after approval of this Agreement by the holders of Common Shares; provided, however, that, after adoption of this Agreement by the holders of Common Shares, no amendment may be made that (a) is prohibited by the DGCL or (b) by Law or any applicable rule or regulation of any stock exchange requires the further approval of the stockholders of the Company without such further approval. Except as provided in Section 8.14 with respect to the Debt Financing Parties, this Agreement may not be amended except by an instrument in writing signed by the parties hereto. At any time prior to the Effective Time, the Company, on the one hand, and Parent and Merger Sub, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein. Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1. Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this Article VIII. The Confidentiality Agreement will survive termination of this Agreement in accordance with its terms.

Section 8.2. Notices. All notices, requests, claims, demands and other communications hereunder must be in writing and must be given (and will be deemed to have been duly given): (a) when delivered, if delivered in Person, (b) when sent, if sent by email, (c) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested) and (d) one (1) Business Day after sending, if sent by overnight courier, in each case, to the respective parties at the following addresses (or at such other address for a party as have been specified by like notice):

(i)	if to Parent or Merger Sub:

c/o Butterfly Equity LP
9595 Wilshire Blvd, Suite 510
Beverly Hills, CA 90212
	Attention:	Vishal Patel
Francesco D’Arcangelo
	Email:	***
***

with an additional copy (which will not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:	Sean D. Rodgers, P.C.
Ravi Agarwal, P.C.
Steven M. Choi

Email: ***
***
***

(ii)	if to the Company:

The Duckhorn Portfolio, Inc.
Attention: Sean Sullivan
Email: ***

with an additional copy (which will not constitute notice) to:

Ropes & Gray LLP

1211 Avenue of the Americas

New York, NY 10036-8704

Attention:  Tristan VanDeventer

Email: ***

and

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

Attention:  Elizabeth A. Gallucci

Email: ***

Section 8.3. Certain Definitions. For purposes of this Agreement the term:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.3(c).

“Acquisition Proposal” means any offer or proposal made or renewed by a Person or group (other than Parent or Merger Sub) at any time after the date of this Agreement that is structured to permit such Person or group to acquire beneficial ownership of twenty percent (20%) or more of the total voting power of any class of equity securities of the Company or twenty percent (20%) or more of the consolidated total assets, net revenues or net income of the Company and its Subsidiaries, pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, recapitalization, liquidation, dissolution or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Merger.

“Action” means cause of action, litigation, charge, audit, suit, mediation, arbitration, proceeding, hearing, inquiry, investigation or other legal proceeding by or before any Governmental Body.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, in each case, directly or indirectly, through one or more intermediaries. For the purposes of this definition, “controlling,” “controlled” and “control” mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities or other ownership interests, contract or otherwise.

“Affiliate Contracts” has the meaning set forth in Section 3.13(a)(vii).

“Agreement” has the meaning set forth in the Preamble.

“Alcohol Laws” means (a) the United States Federal Alcohol Administration Act, and all other applicable Laws administered by the Alcohol and Tobacco Tax and Trade Bureau (“TTB”); (b) the California Alcoholic Beverage Control Act; (c) the Revised Code of Washington; (d) the Federal Food, Drug, and Cosmetic Act, and all other applicable Laws and implementing regulations administered by the United States Food and Drug Administration; (e) the Federal Trade Commission Act and the Federal Trade Commission’s implementing regulations; and (f) any other Law of any jurisdiction to which Parent or Company may be subject related to the production and sale of alcoholic beverages.

“Alcoholic Beverage Authorities” means the TTB as well as the other applicable federal, state, local, municipal, provincial, foreign, and other Governmental Bodies that regulate the manufacturing, producing, packing, labeling, promotion, shipping, distribution, delivery, marketing, sale or consumption of alcoholic beverage products.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.3(e).

“Alternative Commitment Letter” has the meaning set forth in Section 5.15(a)(ii).

“Alternative Financing” has the meaning set forth in Section 5.15(a)(ii).

“Anti-Corruption Laws” has the meaning set forth in Section 3.28(a).

“Antitrust Laws” has the meaning set forth in Section 5.7(b).

“Balance Sheet Date” means July 31, 2024.

“Book-Entry Share” has the meaning set forth in Section 2.4(c).

“Brand” means, collectively Duckhorn Vineyards, Decoy, Sonoma-Cutrer, Goldeneye, Paraduxx, Migration, Canvasback, Calera, Kosta Browne, Greenwing, and Postmark.

“Business” has the meaning set forth in Recitals.

“Business Day” means any day other than Saturday, Sunday or a U.S. federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Pacific time (or, in the case of determining a date when any payment is due, each day (other than a Saturday or Sunday) on which banks are open in California).

“Certificate” has the meaning set forth in Section 2.4(b).

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Change of Board Recommendation” means (a) the failure by the Company Board to make in the Company’s press release publicly announcing the Merger, or the withdrawal, amendment, qualification or modification, or public proposal to withhold, withdraw, amend, qualify or modify in a manner adverse to Parent, the Company Board Recommendation, (b) (i) the failure by the Company, within ten (10) Business Days of the commencement of a tender or exchange offer for Common Shares that constitutes an Acquisition Proposal by a Person other than Parent or any of its Affiliates, to file a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the holders of Common Shares reject such Acquisition Proposal and not tender any Common Shares into such tender or exchange offer, or (ii) the approval or recommendation by the Company Board, or the public proposal by the Company Board to approve, recommend, endorse or declare advisable, any Acquisition Proposal made by a Person other than Parent or any of its Affiliates, (c) the failure by the Company to include the Company Board Recommendation in the Proxy Statement when mailed to the Company’s stockholders, or (d) the failure by the Company Board or a committee thereof to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of receiving a written request from Parent to provide such public reaffirmation; provided that Parent may deliver only two (2) such requests with respect to any Acquisition Proposal.

“Closing” has the meaning set forth in Section 1.3.

“Closing Date” has the meaning set forth in Section 1.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Share” means each share of Company Common Stock (and, collectively, “Common Shares”).

“Company” has the meaning set forth in the Preamble.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in the Recitals.

“Company Common Stock” means the Common Stock, $0.01 par value per share, of the Company.

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Equity Awards” has the meaning set forth in Section 2.2(a).

“Company Equity Plan” means the Company’s 2021 Equity Incentive Plan.

“Company ESPP” means the Company’s 2021 Employee Stock Purchase Plan.

“Company Leases” has the meaning set forth in Section 3.11(a).

“Company Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence or other matter that, individually or taken together with other changes, effects, events, inaccuracies, occurrences or other matters, (x) has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, operations, or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (y) would, or would reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement; provided, however, that, solely for purposes of clause (x), any changes, effects, events, inaccuracies, occurrences, or other matters resulting from any of the following will not be deemed to constitute a Company Material Adverse Effect and will be disregarded in determining whether a Company Material Adverse Effect has occurred: (a) matters generally affecting the United States or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company and the Company Subsidiaries operate, except to the extent such matters have a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and the Company Subsidiaries operate; (b) the negotiation, execution, announcement, or pendency of this Agreement or the Contemplated Transactions (provided that this exception shall not apply to any representation or warranty contained in Section 3.5 and Section 3.6 and the related conditions to Closing); (c) any change in the market price or trading volume of the Common Shares; provided that this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause; (d) acts of war or terrorism (including cyberterrorism), national emergencies, U.S. federal government shutdowns, natural disasters, force majeure events, wild fires, floods, weather or environmental events or health emergencies, including pandemics or epidemics (or the escalation of any of the foregoing) or actions taken in response thereto, except, in each case, to the extent such matters have a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and the Company Subsidiaries operate; (e) changes in Laws, regulations, or accounting principles, or interpretations thereof, except to the extent such changes have a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and the Company Subsidiaries operate; (f) compliance with the covenants expressly set forth herein (other than as set forth in Section 5.1); (g) the initiation or settlement of any legal proceedings commenced by or involving any current or former shareholder of the Company against the Company arising out of or related to this Agreement or the Contemplated Transactions; or (h) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided that this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Company Material Adverse Effect unless excluded under another clause.

“Company Material Contract” has the meaning set forth in Section 3.13(a).

“Company Organizational Documents” has the meaning set forth in Section 3.1.

“Company Permits” means any material Permit necessary for the lawful operation of the Business as currently conducted.

“Company Plan” means a Plan that the Company or any of the Company Subsidiaries sponsors, maintains, contributes to, is obligated to contribute to, in each case, for the benefit of any current or former officer, director, employee or individual service provider of the Company or any of the Company Subsidiaries, or with respect to which the Company or any of the Company Subsidiaries has any Liability.

“Company Preferred Stock” means the Preferred Stock, $0.01 par value per share, of the Company.

“Company PSU” means a performance-based restricted stock unit granted under the Company Equity Plan or otherwise.

“Company Registered Intellectual Property” has the meaning set forth in Section 3.13(c).

“Company Related Party” has the meaning set forth in Section 7.5(b).

“Company RSU” means a service-based restricted stock unit granted under the Company Equity Plan or otherwise.

“Company SEC Documents” has the meaning set forth in Section 3.7(a).

“Company Securities” has the meaning set forth in Section 3.3(d).

“Company Stock Option” means an option to purchase Common Shares granted under the Company Equity Plan or otherwise.

“Company Subsidiary” means a Subsidiary of the Company.

“Company Termination Fee” has the meaning set forth in Section 7.5(b).

“Confidential Information” has the meaning set forth in Section 5.2(b).

“Confidentiality Agreement” means the agreement regarding confidentiality, by and between Butterfly Equity, LP and the Company, dated July 22, 2024.

“Contemplated Transactions” has the meaning set forth in the Recitals.

“Contract” means any agreement, contract, subcontract, lease, sub-lease, occupancy agreement, binding understanding, obligation, promise, instrument, indenture, mortgage, note, option, warranty, purchase order, license, sublicense, commitment or undertaking of any nature, which, in each case, is legally binding upon a party or on any of its Affiliates.

“Converted Option Cash Award” has the meaning set forth in Section 2.2(a)(iii).

“Converted Stock Unit Cash Award” has the meaning set forth in Section 2.2(a)(v).

“Copyrights” means all works of authorship (whether or not copyrightable) and all copyrights (whether or not registered), including all registrations thereof and applications therefor, and all renewals, extensions, restorations and reversions of the foregoing.

“Current Employees” has the meaning set forth in Section 5.5(a).

“Data Security Requirements” means, collectively, all of the following to the extent relating to the Processing of any personal, sensitive, or confidential information or data (whether in electronic or any other form or medium) or otherwise relating to data privacy or security, security breach notification requirements: (a) the Company’s and the Company Subsidiaries’ own rules, policies and procedures; (b) all applicable Laws, including, as applicable, the California Consumer Privacy Act; (c) industry standards applicable to the industries in which the Company or a Company Subsidiary operates and PCI-DSS; and (d) contracts and agreements into which the Company or a Company Subsidiary has entered or by which it is otherwise bound.

“Debt Commitment Letter” has the meaning set forth in Section 4.11(a).

“Debt Financing” has the meaning set forth in Section 4.11(a).

“Debt Financing Parties” means the Debt Financing Sources, together with their Affiliates and such Persons’ (and their respective Affiliates’), controlling persons, general or limited partners, officers, directors, employees, investment professionals, managers, stockholders, members, agents, Affiliates, permitted assigns, financing sources or other representatives of any of the foregoing, in each case, in their capacity as such.

“Debt Financing Sources” means the entities that have committed to provide the Debt Financing (including, for the avoidance of doubt, any financing in respect of any Replacement ABL Debt Commitment Letter or any Alternative Financing in replacement thereof) (including the parties to any joinder agreements, credit agreements or other Definitive Financing Agreements relating thereto) and their respective Affiliates and such entities’ (and their respective Affiliates’), officers, directors, employees, financing sources, attorneys, advisors, agents and representatives involved in the Debt Financing and their successors and permitted assigns.

“Definitive Financing Agreements” has the meaning set forth in Section 4.11(a).

“Determination Notice” means any notice delivered by the Company to Parent pursuant to Section 5.3(f)(i), (ii) or (iii), as applicable.

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 2.3.

“Early ESPP Exercise Date” has the meaning set forth in Section 2.2(c).

“Effective Time” has the meaning set forth in Section 1.2.

“Enforceability Exceptions” has the meaning set forth in Section 3.2.

“Environmental Laws” means all Laws relating to pollution, protection of the environment or human health or safety (as it relates to exposure to Hazardous Substances), as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

“Equity Commitment Letter” has the meaning set forth in Section 4.11(a)

“Equity Financing” has the meaning set forth in Section 4.11(a).

“Equity Investors” means, collectively, Butterfly II, LP, Butterfly II-A, LP, Butterfly II-B, LP and Butterfly Partners A, L.P.

“ERISA” has the meaning set forth in Section 3.17(c).

“ERISA Affiliate” means any Person or other trade or business (whether or not incorporated) which, at any relevant time, is treated as a single employer, with the Company or any of the Company Subsidiaries under Sections 414(b), (c), (m) or (o) of the Code.

“Ex-Im Laws” means all U.S. and non-U.S. Laws relating to export, reexport, transfer, retransfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Costs” has the meaning set forth in Section 5.15(a).

“Exclusive Intellectual Property” means all Intellectual Property that is legally owned by a third party and is exclusively licensed to the Company or any of the Company Subsidiaries, as of the date of this Agreement and is used in, or otherwise material to, the conduct of the Business.

“FCPA” has the meaning set forth in Section 3.28(a).

“FDA” means the U.S. Food and Drug Administration.

“Fee Letter” means any fee letter entered into in connection with the Debt Commitment Letter.

“Finance Leases” means all obligations for finance leases (determined in accordance with GAAP).

“Financing” has the meaning set forth in Section 4.11(a).

“Financing Commitments” has the meaning set forth in Section 4.11(a).

“Funding Obligations” has the meaning set forth in Section 4.11(c).

“GAAP” means U.S. generally accepted accounting principles as in effect on the date of this Agreement.

“Governmental Body” means any federal, state, provincial, local, municipal, foreign or other governmental or quasi-governmental authority of competent jurisdiction, including, any arbitrator or arbitral body (public or private), taxing authority, mediator and applicable securities exchanges, or any department, minister, agency, commission, commissioner, board, subdivision, bureau, agency, instrumentality, court or other tribunal of any of the foregoing.

“Guarantors” has the meaning set forth in the Recitals.

“Guaranty” has the meaning set forth in the Recitals.

“Hazardous Substance” means (a) any petroleum products or byproducts, radioactive materials, asbestos, lead, mold, noise, odor, polychlorinated biphenyls, per- or polyfluoroalkyl substances or other similarly hazardous substances or (b) any waste, material or substance for which Liability or standards of conduct may be imposed, or that are otherwise defined or regulated as a “hazardous substance,” “hazardous material,” “hazardous waste,” “pollutant” or terms of similar import, under any Environmental Law.

“HSR Act” has the meaning set forth in Section 3.6.

“Indebtedness” means, with respect to any Person, without duplication: (a) the principal, accreted value, accrued and unpaid interest, fees and prepayment premiums or penalties, unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds, or other similar instruments for the payment of which such Person is liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property (other than trade payables or accruals incurred in the ordinary course of business and other than payments due under license agreements), (c) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, solely to the extent drawn, (d) all obligations of such Person under Finance Leases; and (e) all obligations of the type referred to in clauses (a) through (d) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations (but solely to the extent of such responsibility or liability).

“Indemnified Party” has the meaning set forth in Section 5.6(b).

“Intellectual Property” means all of the following, including all rights in, arising out of, or associated therewith: (a) Trademarks; (b) Patents; (c) Trade Secrets; (d) Copyrights; (e) internet domain names and (f) all other intellectual property rights, whether registered or unregistered, with respect to (a)-(f), in any jurisdiction worldwide.

“Intentional Breach” has the meaning set forth in Section 7.5.

“Intervening Event” means a change, effect, event, circumstance, occurrence, or other matter that materially affects the Business, assets or operations of the Company and the Company Subsidiaries (other than any change, effect, event, circumstance, occurrence, or other matter (x) primarily resulting from a breach of this Agreement by the Company or (y) relating to the announcement or pendency of, or any actions required to be taken by the Company (or refrained to be taken by the Company) pursuant to, this Agreement) and that was not known to or reasonably foreseeable by the Company Board or any committee thereof on the date of this Agreement (or if known, the consequences of which were not known to or reasonably foreseeable by the Company Board or any committee thereof as of the date of this Agreement), which change, effect, event, circumstance, occurrence, or other matter, or any consequence thereof, becomes known to the Company Board or any committee thereof after the date of this Agreement and prior to receipt of the Company Requisite Vote; provided, however, that in no event will any of the following constitute an Intervening Event: (a) any Acquisition Proposal or any inquiry, offer, or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (b) changes in the price of the Company Common Stock in and of itself (however, the underlying reasons for such changes may constitute an Intervening Event to the extent not otherwise excluded by this definition), (c) any change, effect, event, circumstance, occurrence, or other matter (i) resulting from or arising out of the announcement or existence of, compliance with, or performance under, this Agreement or the Contemplated Transactions or (ii) relating to Parent or Merger Sub, or (d) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectation of the Company’s revenue, earnings or other financial performance or results of operations for any period (however, the underlying reasons for such events may constitute an Intervening Event to the extent not otherwise excluded by this definition).

“IP Contracts” means all Contracts in force as of the date of this Agreement, the primary subject of which is the grant of rights, title or interests with respect to, or restrictions or obligations related to, Intellectual Property and under which (a) the Company or any of its Subsidiaries has obtained from or granted to any third party any license, covenant not to sue, co-existence agreement, settlement agreement, or other right, title, or interest in or is obligated to perform any material development of, or (b) the Company or its Subsidiaries is expressly restricted from using in each case (a) and (b) of this definition, any Intellectual Property that is material to the continued operation of the current business of the Company or its Subsidiaries, as of the date of this Agreement, except for Off-the-Shelf Software.

“IT Systems” means all computer hardware (whether general or special purpose), electronic data processing systems, information technology systems and computer systems, including any outsourced electronic data processing, information technology, or computer systems that are owned or used by or for the Company or any of the Company Subsidiaries.

“J.P. Morgan” has the meaning set forth in Section 3.25.

“Knowledge” of (a) the Company means the actual knowledge of Deirdre Mahlan, Sean Sullivan, Pete Przybylinski, Zach Rasmuson, Nicole Cummings and Jennifer Fall Jung; and (b) Parent or Merger Sub means the actual knowledge of Vishal Patel and Francesco D’Arcangelo, in each case of clauses (a) and (b), after reasonable inquiry.

“Labor Agreement” has the meaning set forth in Section 3.13(a)(xviii).

“Law” means any foreign or U.S. federal, state, municipal or local law (including common law), act, treaty, statute, code, judgment, injunction, ruling, award, decree, writ, order, ordinance, rule or regulation issued, enacted, adopted, promulgated, or implemented by any Governmental Body (or under the authority of Nasdaq), and, for the sake of clarity, includes, but is not limited to, Environmental Laws.

“Leased Real Property” has the meaning set forth in Section 3.11(c).

“Liability” means, with respect to any Person, any liability or obligation of that Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, asserted or unasserted, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of that Person in accordance with GAAP.

“Liens” means any lien, mortgage, security interest, pledge, encumbrance, deed of trust, security interest, claim, charge, option, preemptive right, subscription right, easement, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, or similar encumbrance or restriction.

“Marketing Period” means the first period of at least nineteen (19) consecutive Business Days after the No-Shop Period Start Date throughout which Parent shall have all of the Required Bank Information and during which period such information shall remain compliant in all material respects at all times with the definition of Required Bank Information; provided that (a) if such nineteen (19) consecutive Business Day period shall not have been completed on or prior to December 20, 2024, then it shall not commence until January 2, 2025, (b) November 28, 2024, November 29, 2024, January 20, 2025, February 17, 2025, May 26, 2025, June 19, 2025 and June 20, 2025 shall not be considered Business Days, (c) if prior to the completion of the Marketing Period, the Company’s auditors shall have withdrawn any audit opinion contained in the Required Bank Information, then the Marketing Period shall restart and shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Parent, and (d) if prior to the completion of the Marketing Period, the Company issues a public statement indicating its intent to restate any historical financial statements of the Company or that any such restatement is under consideration or may be a possibility, then the Marketing Period shall restart and shall not be deemed to commence unless and until such restatement has been completed and the relevant financial statements have been amended or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP; provided, further, that if the Company in good faith reasonably believes that it has delivered the Required Bank Information at a time when the Marketing Period would have otherwise commenced (assuming the Required Bank Information had so been delivered), it may deliver to Parent written notice to that effect (stating when the Company believes it has completed any such delivery), in which case the Company shall be deemed to have delivered such Required Bank Information on the date specified in such notice and the Marketing Period shall be deemed to have commenced on the date specified in such notice, unless Parent in good faith reasonably believes that the Company has not completed delivery of such Required Bank Information and, within three (3) Business Days after its receipt of such notice from the Company, Parent delivers a written notice to the Company to that effect (stating with specificity what Required Bank Information the Company has not delivered); provided, further, that the Marketing Period shall end on any earlier date on which the Debt Financing contemplated by the Debt Commitment Letter to be funded at Closing is funded in full (excluding any revolving facility provided for therein, which shall have been made available).

“Material Customers” has the meaning set forth in Section 3.21(a).

“Material Suppliers” has the meaning set forth in Section 3.21(b).

“Measurement Date” has the meaning set forth in Section 3.3(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

“Merger Sub” has the meaning set forth in the Preamble.

“Nasdaq” means The Nasdaq Stock Market LLC.

“No-Shop Period Start Date” has the meaning set forth in Section 5.3(a).

“Notice Period” means the period beginning at 5:00 p.m. Pacific Time on the day of delivery by the Company to Parent of a Determination Notice (even if such Determination Notice is delivered after 5:00 p.m. Pacific Time) and ending on the fourth (4th) Business Day thereafter at 5:00 p.m. Pacific Time; provided that, with respect to any change in the financial terms or any material change to any other terms of any Superior Proposal, or any material change to the facts and circumstances relating to any Intervening Event, as applicable, the Notice Period will extend until 5:00 p.m. Pacific Time on the third (3rd) Business Day after delivery of such revised Determination Notice.

“NYSE” has the meaning set forth in Section 3.6.

“Off-the-Shelf Software” means unmodified software obtained from a third party (a) on general, non-negotiated commercial terms, (b) that is not distributed with or incorporated in any product or services of the Company or any of the Company Subsidiaries, as applicable, (c) that is used for business infrastructure or other internal purposes and (d) is licensed for fixed payments of less than $250,000 in the aggregate or annual payments of less than $250,000 per year.

“Outside Date” means the Effective Time has not occurred on or prior to July 6, 2025.

“Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (exclusively or jointly) by the Company or the Company Subsidiaries, as of the date of this Agreement that is used in, held for use in, or otherwise material to, the conduct of the Business.

“Owned Real Property” means the real property owned by the Company and the Company Subsidiaries, together with all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company or the Company Subsidiaries relating to the foregoing.

“Parent” has the meaning set forth in the Preamble.

“Parent Disclosure Letter” has the meaning set forth in Article IV.

“Parent Material Adverse Effect” means any change, effect, event, inaccuracy, occurrence or other matter that has a material adverse effect on the ability of Parent or Merger Sub to timely perform its obligations under this Agreement or to timely consummate the Contemplated Transactions.

“Parent Related Party” has the meaning set forth in Section 7.5(c)(i).

“Parent Termination Fee” has the meaning set forth in Section 7.5(c)(i).

“Patents” means issued patents (including issued utility and design patents), and any pending applications for the same, including any divisionals, provisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions, extensions and renewals thereof.

“Paying Agent” has the meaning set forth in Section 2.4(a).

“Payoff Indebtedness” has the meaning set forth in Section 5.14.

“Payoff Letters” has the meaning set forth in Section 5.14.

“Permits” means all approvals, authorizations, certificates, consents, licenses, registrations, orders and permits and other similar authorizations of all Governmental Bodies.

“Permitted Liens” means (a) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith and for which adequate reserves have been established in accordance with GAAP, (b) mechanics’, carriers’, workers’, repairers’, contractors’, subcontractors’, suppliers’ and similar statutory Liens arising or incurred in the ordinary course of business in respect of the construction, maintenance, repair or operation of assets for amounts that are (i) not due and payable, or (ii) the amount or validity of which is being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (c) zoning, entitlement, building and other land use regulations imposed by any Governmental Body having jurisdiction over the Real Property which are not violated by the current use or occupancy of the Real Property or the operation of the Business thereon, (d) covenants, conditions, restrictions, easements, encumbrances and other similar matters of record affecting title to the Real Property which do not materially impair the use or occupancy of such Real Property in the operation of the Business conducted thereon, (e) Liens arising under workers’ compensation, unemployment insurance and social security, (f) purchase money liens for personal property and liens securing rental payments under Finance Leases for personal property, (i) Liens that will be released and, as appropriate, removed of record in connection with the Closing (including, for the avoidance of doubt, Liens securing the Payoff Indebtedness that will be released pursuant to the Payoff Letters) and (j) those matters identified as Permitted Liens in the Company Disclosure Letter, as applicable.

“Person” means an individual, a partnership, a corporation, a limited liability company, an unlimited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other entity, a governmental entity or any department, agency or political subdivision thereof.

“Personal Information” means any data or other information that (a) identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, household, or device or (b) is otherwise protected by or subject to any Law or defined as “personal information”, “personal data”, “personally identifiable information”, or “protected health information” under any Law.

“Plan” means an “employee benefit plan” within the meaning of Section 3(3) of ERISA and any other compensation or benefit plan, program, policy, Contract or agreement, whether written or unwritten, funded or unfunded, subject to ERISA or not, including any stock purchase, stock option, restricted stock, other equity-based, phantom equity, severance, separation, retention, employment, individual consulting, change in control, bonus, incentive, deferred compensation, pension, retirement, supplemental retirement, health, dental, vision, disability, life insurance, death benefit, vacation, paid time off, leave of absence, employee assistance, tuition assistance or other fringe benefit plan, program, policy, Contract or agreement.

“Pre-Closing Period” has the meaning set forth in Section 5.1(a).

“Preferred Share” means each share of Company Preferred Stock (and, collectively, “Preferred Shares”).

“Processing” means creation, access, collection, use, processing, storage, maintenance, protection, sharing, distribution, disclosure, modification, manipulation, transmission, destruction, theft, loss, or disposal of or to, or other activity regarding, any data or information.

“Products” has the meaning set forth in Section 3.22(b).

“Proxy Statement” has the meaning set forth in Section 3.25.

“Qualified Termination” has the meaning set forth in Section 7.5(c)(i).

“Real Property” means, collectively, the Leased Real Property and Owned Real Property.

“Reference Date” means July 31, 2021.

“Replacement ABL Debt Commitment Letter” has the meaning set forth in Section 5.15(a)(iv).

“Replacement ABL Debt Financing” has the meaning set forth in Section 5.15(a)(iv).

“Replacement ABL Debt Financing Election” has the meaning set forth in Section 5.15(a)(iv).

“Replacement ABL Fee Letters” has the meaning set forth in Section 5.15(a)(iv).

“Related Party” means, with respect to a Person, such Person’s Affiliates and its and their respective current and former direct and indirect equityholders, members, directors, managers, partners (limited and general), officers, controlling Persons, employees, agents, Representatives and their respective successors and assigns of each of the foregoing.

“Representative” means the officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives of a party.

“Required Bank Information” means the means the financial and business information of the Company and the Company Subsidiaries required by the Debt Commitment Letter or the analogous provision of any Replacement ABL Debt Commitment Letter or any Alternative Commitment Letter.

“Sanctioned Country” means any country or region or government thereof that is, or has been at any time since April 24, 2019, the subject or target of Sanctions or a comprehensive embargo under Trade Control Laws (including Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, so-called Luhansk People’s Republic, and the non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine).

“Sanctioned Person” means any Person that is the subject or target of Sanctions or restrictions under Trade Control Laws including: (a) any Person listed on any U.S. or non-U.S. sanctions- or export-related restricted party list, including the U.S. Department of the Treasury Office of Foreign Assets Control’s (“OFAC”) List of Specially Designated Nationals and Blocked Persons, or any other sanctions- or export-related restricted party list maintained by OFAC, the U.S. Department of Commerce Bureau of Industry and Security (“BIS”), or the U.S. Department of State; (b) any Person located, organized, or resident in, or a national of, a Sanctioned Country; or (c) any Person that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clauses (a) or (b).

“Sanctions” means all U.S. and non-U.S. Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC, BIS, or the U.S. Department of State), His Majesty’s Treasury of the United Kingdom, the European Union, and the United Nations Security Council.

“Sarbanes-Oxley” has the meaning set forth in Section 3.10(d).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means any actual or suspected breach of security, phishing incident, ransomware or malware attack, unauthorized Processing, or other cyber or security incident affecting or with respect to any of the IT Systems or data and information (including Trade Secrets and Personal Information) owned or Processed by or on behalf of the Company or any of the Company Subsidiaries.

“Share” means each Common Share and each Preferred Share (and, collectively, “Shares”).

“Significant Subsidiary” has the meaning set forth in Section 3.4.

“Specified Party” has the meaning set forth in Section 7.5(b)(i)(C).

“Specified Stockholders” means Mallard Holdco, LLC and Brown-Forman Corporation.

“Stockholder Litigation” has the meaning set forth in Section 5.13.

“Stockholders’ Meeting” has the meaning set forth in Section 5.4(c).

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, unlimited liability company or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, association, limited liability company or other business entity if such Person or Persons are allocated a majority of partnership, association, limited liability company or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, association, limited liability company or other business entity.

“Superior Proposal” means a bona fide written Acquisition Proposal made after the date of this Agreement by any Person that did not result from a breach of Section 5.3 (except the references in the definition thereof to “twenty percent (20%)” will be replaced by “fifty percent (50%)”) that the Company Board or a committee thereof has determined, in its good faith judgment, after consultation with its outside legal counsel and financial advisors, constitutes a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transactions contemplated by the Acquisition Proposal reflected in this Agreement, taking into account all relevant factors, including all legal, regulatory and financial terms, the likelihood of consummation (including certainty of closing), the Person making the Acquisition Proposal, timing, any applicable break-up fees, the ability of such third-party to consummate the Acquisition Proposal and all other aspects of such Acquisition Proposal.

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means any and all federal, state, local, or non-U.S. taxes, imposts, levies, duties or other similar assessments, including any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative or add-on minimum, or other tax of any kind or any charge or assessments of any kind in the nature of (or similar to) taxes whatsoever, including any interest, penalty, or addition thereto.

“Tax Returns” means any return, report, election, designation, information return or other document (including schedules or any attachments thereto and any amendments thereof) filed or required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax.

“Trade Control Laws” has the meaning set forth in Section 3.28(b).

“Trade Secrets” means any and all proprietary or confidential information, including trade secrets, know-how, customer, distributor, consumer and supplier lists and data, clinical and technical data, operational data, engineering information, invention and technical reports, pricing information, research and development information, recipes, processes, formulae, methods, formulations, discoveries, specifications, designs, algorithms, plans, improvements, models and methodologies.

“Trademarks” means trademarks, service marks, corporate names, trade names, brand names, product names, logos, slogans, trade dress and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby.

“Treasury Regulations” means the Treasury Regulations under the Code.

“Union” has the meaning set forth in Section 3.19(a).

“Voting Agreement” has the meaning set forth in the Recitals.

“WARN” has the meaning set forth in Section 3.19(b).

Section 8.4. Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties as closely as possible in a mutually acceptable manner so that the Contemplated Transactions are fulfilled to the fullest extent possible.

Section 8.5. Assignment. This Agreement may not be assigned by operation of law or otherwise without the prior written consent of each of the other parties; provided that Parent and Merger Sub may assign this Agreement upon or following the Closing for collateral security purposes to any Debt Financing Source.

Section 8.6. Entire Agreement; Third-Party Beneficiaries. This Agreement (including the exhibits, annexes, and instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, that the Confidentiality Agreement will survive the execution or termination of this Agreement and remain in full force and effect. Except for (a) the rights of the stockholders of the Company to receive the Merger Consideration, and the holders of Company Equity Awards to receive the consideration described in Section 2.2, (b) as provided in Section 5.6 (which is intended for the benefit of each Indemnified Party, all of whom will be third-party beneficiaries of these provisions) and (c) as set forth in Section 7.5(c), Section 8.5, this Section 8.6, Section 8.7, Section 8.11 and Section 8.14 with respect to the Debt Financing Parties, this Agreement is not intended to confer upon any Person other than the parties hereto any rights, benefits or remedies of any nature whatsoever. Notwithstanding anything in this Agreement to the contrary, the parties acknowledge and agree that the Company Disclosure Letter and Parent Disclosure Letter are not incorporated by reference into, and shall not be deemed to constitute a part of this Agreement.

Section 8.7. Governing Law. Except as provided in Section 8.14, this Agreement, and all claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance, consummation or subject matter of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflict of laws.

Section 8.8. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 8.9. Counterparts. This Agreement may be executed and delivered (including by email transmission) in two (2) or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 8.10. Performance Guaranty. Parent hereby guarantees the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed, discharged or complied with following the Effective Time.

Section 8.11. Jurisdiction; Venue. Except as provided in Section 8.14, all Actions arising from, under or in connection with this Agreement shall be raised to and exclusively determined by the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, each such court to whose jurisdiction and venue the parties unconditionally consent and submit. Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any such Action in such court and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Action brought in any such court has been brought in an inconvenient forum. Each party further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 8.2 shall be effective service of process for any Action brought against such party in any such court.

Section 8.12. Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE MERGER. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.12.

Section 8.13. Specific Performance.

(a) Each of the parties hereto acknowledges that the rights of each party to consummate the transactions contemplated hereby are unique and recognizes and affirms that in the event of a breach of this Agreement by any party hereto or thereto, money damages may be inadequate, and the non-breaching party may have no adequate remedy at Law. Accordingly, subject to Section 8.13(b), the parties agree that each such non-breaching party hereto shall have the right, in addition to any other rights and remedies existing in their favor at Law or in equity, to enforce their rights and the other party’s obligations hereunder by an action or actions for specific performance, injunctive and/or other equitable relief (without posting of bond or other security).

(b) Notwithstanding the foregoing, or anything contained herein to the contrary, the parties agree that the Company and its Affiliates shall be entitled to specific performance of Parent’s obligations to cause the Equity Financing to be funded and to consummate the Closing if, and only if, (i) all of the conditions set forth in Section 6.1 and Section 6.2 have been and remain satisfied (other than those conditions that by their nature are to be satisfied at the Closing, each of which are capable of being satisfied if specific performance was granted pursuant to this Section 8.13(b) and the Closing were to occur at such time), and remain so satisfied or waived at the time specific performance is granted, and Parent is required to consummate the Merger pursuant to Section 1.3, (ii) the Debt Financing has been funded in full in accordance with the terms of the Debt Commitment Letter or will be funded in full in accordance with the terms thereof at the Closing if the Equity Financing is funded and (iii) the Company has given irrevocable notice to Parent in writing (on or after the date the Closing should have occurred pursuant to Section 1.3) that (A) all conditions to the obligations of the Company set forth in Section 6.1 and Section 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, each of which are capable of being satisfied if specific performance was granted pursuant to this Section 8.13 and the Closing were to occur at such time) or that the Company irrevocably waives such unsatisfied conditions, (B) the Company is ready, willing and able to consummate the Closing on such date of notice and at all times during the immediate three Business Day period immediately thereafter, and (C) Parent fails to consummate the Closing within the three Business Days after receipt of such irrevocable notice. The parties further acknowledge and agree that while the Company may pursue both a grant of specific performance in accordance with this Section 8.13 and the payment of the Parent Termination Fee pursuant to Section 7.5(c), under no circumstances shall the Company or any other Person be permitted or entitled to receive both a grant of specific performance to cause the Closing to be consummated and payment of the Parent Termination Fee or any other monetary damages whatsoever.

Section 8.14. Debt Financing Matters. Notwithstanding anything to the contrary herein, the Company hereby agrees, on its own behalf and on behalf of its Subsidiaries and Company Related Parties, that (a) no Debt Financing Party shall have any liability (whether in contract or in tort, in Law or in equity, or granted by statute) to any of the Company, its Subsidiaries, its or their equityholders, or any of their Representatives or Company Related Parties, in each case, relating to or arising out of this Agreement, the Debt Financing or any of the Contemplated Transactions or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach, (b) any claim, suit, action or proceeding of any kind or description (whether at Law, in equity, in contract, in tort or otherwise) involving any Debt Financing Party arising out of or relating to the transactions contemplated pursuant to this Agreement, the Debt Financing, the Debt Commitment Letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the County of New York and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such action to the exclusive jurisdiction of such court, (c) any such action will be governed by, and construed, enforced and interpreted in accordance with, the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in the Debt Commitment Letter or another definitive document relating to the Debt Financing, (d) (x) the Company will not bring, permit any of its Affiliates or Company Related Parties to bring, or support anyone else in bringing, any such claim, suit, action or proceeding in any other court, (y) it waives any and all rights or claims against the Debt Financing Parties in connection with this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the Contemplated Transactions or the performance of any services thereunder, whether in law or equity, contract, tort or otherwise, and (z) it agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any proceeding or legal or equitable action against any Debt Financing Party in connection with this Agreement, the Debt Financing or any of the agreements entered into in connection with the Debt Financing or any of the Contemplated Transactions or the performance of any services thereunder, (e) it knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law, trial by jury in any action brought against any Debt Financing Party in any way arising out of or relating to this Agreement, the Debt Financing or any of the Contemplated Transactions or the performance of any services thereunder, (f) service of process upon any such party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.2, (g) it irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such action in any such court, (h) it agrees that no Debt Financing Party shall be subject to any special, consequential, punitive or indirect damages or damages of a tortious nature in connection with this Agreement, the Debt Financing or any of the Contemplated Transactions or the performance of any services thereunder, (i) no amendment or waiver or other modification of this Section 8.14, Section 7.5, Section 8.5, Section 8.6, Section 8.7 and Section 8.11 (or any other provision or defined term of this Agreement the amendment, modification or alteration of which has the effect of modifying such provisions) that is adverse in any respect to any of the Debt Financing Parties shall be effective without the prior written consent of the Debt Financing Parties and (j) the Debt Financing Parties are express and intended third party beneficiaries of, and may rely upon and enforce, this Section 8.14, Section 7.5, Section 8.5, Section 8.6, Section 8.7, Section 8.11 and any of the provisions in this Agreement reflecting the foregoing agreements in this Section 8.14. Notwithstanding the foregoing or anything to the contrary herein, nothing in this Agreement shall impact the rights of the Parent and its Affiliates, or the obligations of the Debt Financing Parties, under any agreement relating to the Debt Financing. This Section 8.14 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

Section 8.15. Interpretation.

(a) Time Periods. When calculating the period of time before which, within which or after which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is not a Business Day, the period in question shall end on the next succeeding Business Day. All references in this Agreement to a number of days are to such number of calendar days unless Business Days are specified.

(b) Dollars. Unless otherwise specifically indicated, any reference in this Agreement to $ means U.S. dollars.

(c) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d) Articles, Sections and Headings. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e) Include. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(f) Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g) Extent. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h) Contracts; Laws. Any Contract or Law defined or referred to in this Agreement means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(i) Persons. References to a Person are also to its permitted successors and assigns.

(j) Exhibits and Disclosure Letters. The Exhibits to this Agreement are hereby incorporated and made a part of this Agreement and are an integral part of this Agreement. The Company may, at its option, include in the Company Disclosure Letter, and Parent may, at its option, include in the Parent Disclosure Letter, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts in this Agreement or in the Company Disclosure Letter or the Parent Disclosure Letter, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. The Company Disclosure Letter and the Parent Disclosure Letter shall be organized by section, with each section of the Company Disclosure Letter and the Parent Disclosure Letter corresponding to a Section of this Agreement. Any matter set forth in any section of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, shall be deemed to be referred to and incorporated in any section of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, to which it is specifically referenced or cross-referenced and also in all other sections of such Company Disclosure Letter (other than Section 3.9(a)) or the Parent Disclosure Letter, as applicable, solely to the extent the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations, warranties or covenants, as applicable, is reasonably apparent on its face. Any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement.

(k) Made Available. The words “made available to Parent and Merger Sub” and words of similar import refer to documents (i) posted to the data site maintained by the Company or its Representatives in connection with the Contemplated Transactions, (ii) delivered in person or electronically to Parent, Merger Sub or any of their respective Representatives or (iii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least one Business Day prior to the date hereof.

(l) Reflected On or Set Forth In. An item arising with respect to a specific representation, warranty, covenant or agreement shall be deemed to be “reflected on” or “set forth in” the Company financial statements included in the Company SEC Documents if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement reasonably related to the subject matter of such representation or (ii) such item and the amount thereof is otherwise reasonably identified on such balance sheet or financial statement (or the notes thereto).

(m) Time of the Essence. Time is of the essence with respect to the performance of the obligations set forth in this Agreement and the provisions hereof will be interpreted as such.

Section 8.16. No Recourse.

(a) This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no Parent Related Parties (other than the Guarantors to the extent set forth in the Guaranty or Equity Commitment Letter) or Company Related Parties shall have any liability for any obligations or liabilities of the parties to this Agreement (whether for indemnification or otherwise) or for any claim (whether in tort, contract or otherwise, including under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or other Environmental Laws) based on, in respect of, or by reason of, the Contemplated Transactions (other than in connection with the Voting Agreement) or in respect of any oral representations made or alleged to be made in connection herewith. It is further understood that any certificate or certification contemplated by this Agreement and executed by an officer of a party will be deemed to have been delivered only in such officer’s capacity as an officer of such party (and not in his or her individual capacity) and will not entitle any party to assert a claim against such officer in his or her individual capacity.

(b) The Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) and Parent and Merger Sub (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of Parent, Merger Sub or its Affiliates) covenants and agrees that it shall not institute, and shall cause its Representatives and Affiliates not to bring, make or institute any action, claim, proceeding (whether based in Contract, tort, fraud, strict liability, other Laws or otherwise, at law or in equity) arising under or in connection with this Agreement or other agreement executed or delivered in connection herewith or any of the Contemplated Transactions against any of the Parent Related Parties or Company Related Parties (other than pursuant to the terms of the Voting Agreement or Equity Commitment Letter), as applicable, and that none of the Parent Related Parties or Company Related Parties (other than pursuant to the terms of the Voting Agreement or Equity Commitment Letter), as applicable, shall have any liability or obligations (whether based in contract, tort, fraud, strict liability, other Laws or otherwise) to the Company, the Company Subsidiaries, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of the Company or its Affiliates) or to Parent, Merger Sub, any of their respective Representatives or Affiliates (or any Person claiming by, through or on behalf of Parent, Merger Sub or its Affiliates), as applicable, or any of their respective successors, heirs or Representatives thereof arising out of or relating to this Agreement or other agreement executed or delivered in connection herewith or any of the Contemplated Transactions, other than, in each case, Parent and Merger Sub to the extent provided herein and therein (to the extent and subject to the terms provided in the Equity Commitment Letter), or the Guarantors pursuant to the Guaranty (to the extent and subject to the terms provided therein) or the Company to the extent provided herein and therein (to the extent and subject to the terms provided in the Equity Commitment Letter). Without limiting the generality of the foregoing, to the maximum extent permitted or otherwise conceivable under applicable Law (and subject only to the specific contractual provisions of this Agreement or agreement executed or delivered in connection herewith), the Company (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of the Company or its Affiliates) and Parent and Merger Sub (on behalf of itself, its Affiliates, and any Person claiming by, through or on behalf of Parent, Merger Sub or its Affiliates) hereby waives, releases and disclaims any and all rights in respect of any such actions, claims, proceedings, obligations and liabilities.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MARLEE BUYER, INC.

By:	/s/ Vishal Patel
Name:	Vishal Patel
Title:	President

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MARLEE MERGER SUB, INC.

By:	/s/ Vishal Patel
Name:	Vishal Patel
Title:	President

IN WITNESS WHEREOF, each of Parent, Merger Sub and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE DUCKHORN PORTFOLIO, INC.

By:	/s/ Deirdre Mahlan
Name:	Deirdre Mahlan
Title:	President, Chief Executive Officer and Chairperson